UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, December 2017
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Nine Months Ended November 30, 2017.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended November 30, 2017.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 333-206480), February 12, 2016 (File No. 333-209525), and on August 24, 2017 (File No. 333-220153).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	November 30, 2017	February 28, 2017
Assets
Current
Cash and cash equivalents	$529	$734
Short-term investments	1,894	644
Accounts receivable, net	164	200
Other receivables	33	27
Inventories	3	26
Income taxes receivable	22	31
Other current assets	36	55
	2,681	1,717
Long-term receivables	30	7
Long-term investments	55	269
Restricted cash and cash equivalents	45	51
Property, plant and equipment, net	68	91
Goodwill	567	559
Intangible assets, net	502	602
	$3,948	$3,296
Liabilities
Current
Accounts payable	$63	$128
Accrued liabilities	357	258
Income taxes payable	19	14
Deferred revenue	190	239
	629	639
Long-term debt	816	591
Deferred income tax liability	7	9
	1,452	1,239
Shareholders’ equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 536,307,360 voting common shares (February 28, 2017 - 530,497,193)	2,546	2,512
Deficit	(37)	(438)
Accumulated other comprehensive loss	(13)	(17)
	2,496	2,057
	$3,948	$3,296
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance as at February 28, 2017	$2,512	$(438)	$(17)	$2,057
Net income	—	415	—	415
Other comprehensive income	—	—	4	4
Shares issued:
Stock-based compensation	36	—	—	36
Exercise of stock options	3	—	—	3
Employee share purchase plan	4	—	—	4
Cumulative impact of adoption of ASU 2016-16	—	(5)	—	(5)
Share repurchase	(9)	(9)	—	(18)
Balance as at November 30, 2017	$2,546	$(37)	$(13)	$2,496
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Revenue	$226	$289	$699	$1,023
Cost of sales
Cost of sales	58	94	206	432
Inventory write-down	—	2	—	146
	58	96	206	578
Gross margin	168	193	493	445
Operating expenses
Research and development	60	75	181	249
Selling, marketing and administration	118	141	337	411
Amortization	37	43	116	141
Impairment of goodwill	—	—	—	57
Impairment of long-lived assets	—	—	11	501
Loss on sale, disposal and abandonment of long-lived assets	2	46	6	170
Debentures fair value adjustment	77	2	225	40
Arbitration charges (awards)	132	—	(683)	—
	426	307	193	1,569
Operating income (loss)	(258)	(114)	300	(1,124)
Investment income (loss), net	(17)	(4)	120	(35)
Income (loss) before income taxes	(275)	(118)	420	(1,159)
Provision for (recovery of) income taxes	—	(1)	5	—
Net income (loss)	$(275)	$(117)	$415	$(1,159)
Earnings (loss) per share
Basic	$(0.52)	$(0.22)	$0.78	$(2.21)
Diluted	$(0.52)	$(0.22)	$0.76	$(2.21)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Net income (loss)	$(275)	$(117)	$415	$(1,159)
Other comprehensive income (loss)
Net change in unrealized losses on available-for-sale investments	—	(2)	(3)	(5)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of nil for the three and nine months ended November 30, 2017 (three and nine months ended November 30, 2016 - income taxes of nil)	(2)	(2)	—	2
Amounts reclassified to net income (loss) during the period for derivatives designated as cash flow hedges, net of income taxes of nil for the three and nine months ended November 30, 2017 (three and nine months ended November 30, 2016 - income taxes of nil)	(1)	—	(1)	(2)
Foreign currency translation adjustment	—	(3)	9	(2)
Actuarial losses associated with other post-employment benefit obligations	—	—	(1)	—
Other comprehensive income (loss)	(3)	(7)	4	(7)
Comprehensive income (loss)	$(278)	$(124)	$419	$(1,166)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	November 30, 2017	November 30, 2016
Cash flows from operating activities
Net income (loss)	$415	$(1,159)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	138	182
Deferred income taxes	(3)	32
Stock-based compensation	36	45
Impairment of goodwill	—	57
Impairment of long-lived assets	11	501
Loss on sale, disposal and abandonment of long-lived assets	6	170
Other-than-temporary impairment on cost-based investments	—	8
Debentures fair value adjustment	225	40
Long-term receivables	(23)	—
Other	(3)	6
Net changes in working capital items:
Accounts receivable, net	36	147
Other receivables	(6)	10
Inventories	23	99
Income taxes receivable	4	1
Other current assets	17	31
Accounts payable	(65)	(181)
Income taxes payable	5	(29)
Accrued liabilities	99	(84)
Deferred revenue	(49)	(118)
Net cash provided by (used in) operating activities	866	(242)
Cash flows from investing activities
Acquisition of long-term investments	(27)	(429)
Proceeds on sale or maturity of long-term investments	77	215
Acquisition of property, plant and equipment	(11)	(14)
Proceeds on sale of property, plant and equipment	3	4
Acquisition of intangible assets	(22)	(28)
Business acquisitions, net of cash acquired	—	(5)
Acquisition of short-term investments	(2,715)	(901)
Proceeds on sale or maturity of short-term investments	1,626	1,985
Conversion of cost-based investment to equity securities	—	10
Net cash provided by (used in) investing activities	(1,069)	837
Cash flows from financing activities
Issuance of common shares	7	5
Payment of contingent consideration from business acquisitions	—	(15)
Common shares repurchased	(18)	—
Effect of foreign exchange loss on restricted cash and cash equivalents	—	(3)
Transfer from restricted cash and cash equivalents	6	2
Repurchase of 6% Debentures	—	(1,315)
Issuance of 3.75% Debentures	—	605
Net cash used in financing activities	(5)	(721)
Effect of foreign exchange gain (loss) on cash and cash equivalents	3	(1)
Net decrease in cash and cash equivalents during the period	(205)	(127)
Cash and cash equivalents, beginning of period	734	957
Cash and cash equivalents, end of period	$529	$830
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 28, 2017 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and nine months ended November 30, 2017 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2018.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
In the first quarter of fiscal 2018, the Company made adjustments to its reporting structure in line with its business shift towards focusing on software and services that secure, manage and connect the Enterprise of Things, the transition of its hardware strategy from an outsourced handset manufacturing model to a licensing model, and the continued reduction in its service access fees (“SAF”). As a result, the Chief Operating Decision Maker (the “CODM”), who is the Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company as a single operating segment. For additional information concerning the Company’s segment reporting, see Note 14.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements, except as described below.
In October 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-16 on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted, and the Company chose to early adopt this guidance in the first quarter of fiscal 2018. As a result of the adoption of ASU 2016-16, the Company recognized approximately $5 million in tax expense on past intra-entity transfers that had previously been deferred, through a cumulative adjustment to retained earnings in the first quarter of fiscal 2018.
Recently Issued Accounting Pronouncements
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard (“ASC 606”). The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures. The Company plans to adopt the new revenue recognition standard utilizing the modified retrospective approach, which will result in a cumulative transition adjustment in the first quarter of fiscal 2019, which is expected to be material. The Company has established a cross-functional coordinated team to conduct the implementation of the revenue recognition standard. This team is responsible for identifying and implementing the appropriate changes to the Company’s business processes, systems and controls surrounding the adoption of ASC606 in order to support the relevant recognition and disclosure changes, and the Company is currently completing its assessment of the impact of adoption.
In May 2017, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.
In August 2017, the FASB issued a new accounting standard on the topic of derivatives and hedging. The amendments in this update expand and refine the designation and measurement guidance for qualifying hedging relationships and the presentation of those hedge results. The guidance is effective for interim and annual periods beginning after December

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2020 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The components of cash, cash equivalents and investments by fair value level as at November 30, 2017 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$168	$—	$—	$—	$168	$166	$—	$—	$2
Other investments	35	—	—	—	35	—	—	35	—
	203	—	—	—	203	166	—	35	2
Level 1:
Equity securities	10	—	(8)	—	2	—	2	—	—

Level 2:
Term deposits, certificates of deposits and GICs	371	—	—	—	371	4	324	—	43
Bankers’ acceptances/bearer deposit notes	234	—	—	—	234	138	96	—	—
Commercial paper	391	—	—	—	391	45	346	—	—
Non-U.S. promissory notes	245	—	—	—	245	115	130	—	—
Non-U.S. government sponsored enterprise notes	268	—	—	—	268	61	207	—	—
Non-U.S. treasury bills/notes	405	—	—	—	405	—	405	—	—
U.S. treasury bills/notes	385	—	(1)	—	384	—	384	—	—
	2,299	—	(1)	—	2,298	363	1,892	—	43
Level 3:
Corporate bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	21	2	—	(3)	20	—	—	20	—
	$2,533	$2	$(9)	$(3)	$2,523	$529	$1,894	$55	$45

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 28, 2017 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$218	$—	$—	$—	$218	$216	$—	$—	$2
Other investments	34	—	—	—	34	—	—	34	—
	252	—	—	—	252	216	—	34	2
Level 1:
Equity securities	10	—	(5)	—	5	—	5	—	—

Level 2:
Term deposits, certificates of deposits and GICs	242	—	—	—	242	143	50	—	49
Bankers' acceptances	125	—	—	—	125	125	—	—	—
Commercial paper	274	—	—	—	274	212	62	—	—
Non-U.S. promissory notes	117	—	—	—	117	38	79	—	—
Non-U.S. government sponsored enterprise notes	49	—	—	—	49	—	49	—	—
Non-U.S. treasury bills/notes	300	—	—	—	300	—	300	—	—
U.S. treasury bills/notes	315	—	(1)	—	314	—	99	215	—
	1,422	—	(1)	—	1,421	518	639	215	49
Level 3:
Corporate notes/bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	20	2	—	(3)	19	—	—	19	—
	21	2	—	(3)	20	—	—	20	—
	$1,705	$2	$(6)	$(3)	$1,698	$734	$644	$269	$51
As at November 30, 2017, the Company’s other investments consisted of cost method investments of $35 million (February 28, 2017 - $34 million). During the three and nine months ended November 30, 2017, there were no other-than-temporary impairment charges (three and nine months ended November 30, 2016 - other-than-temporary impairment charges of $1 million and $8 million relating to certain cost-based investments).
During the three and nine months ended November 30, 2017, there were realized losses of $1 million on available-for-sale securities (three and nine months ended November 30, 2016 - realized gains or losses of nil).
The Company has restricted cash consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to eight years. The Company is restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The contractual maturities of available-for-sale investments as at November 30, 2017 and February 28, 2017 were as follows:

	As at
	November 30, 2017		February 28, 2017
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$2,299	$2,298	$1,206	$1,206
Due in one to five years	1	1	217	216
Due after five years	17	19	17	19
No fixed maturity	10	2	10	5
	$2,327	$2,320	$1,450	$1,446
As at November 30, 2017, the Company had investments with continuous unrealized losses totaling $9 million, consisting of $8 million in unrealized losses on equity securities holdings and $1 million in unrealized losses on U.S. treasury bills (February 28, 2017 - no investments with continuous unrealized losses). The Company has the ability and intent to hold these securities until such time that their value recovers or the investments mature, and as such does not consider their current impairments to be other-than-temporary. For a full description of how the Company assesses its investments for other-than-temporary impairment, please see Note 1 to the Annual Financial Statements.
3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third-party valuator for the fair valuation of securities. Pricing inputs used by the independent third-party valuator are generally received from a single primary vendor. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third-party valuator. The Company also reviews the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third-party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third-party valuator for consideration of reasonableness. The independent third-party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada, international government banking organizations and the United States Department of the Treasury, and are all investment grade. The Company also holds a limited amount of equity securities following the initial public offering by the issuer of a previous cost-based investment.
For a description of how the fair value of currency forward contracts and currency option contracts and the fair value of the Debentures (as defined in Note 9) have been determined, see the “Derivative financial instruments” and “Convertible debentures” accounting policies in Note 1 to the Annual Financial Statements.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended November 30, 2017 and November 30, 2016:

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Balance, beginning of period	$20	$20	$20	$21
Principal repayments	—	—	—	(1)
Balance, end of period	$20	$20	$20	$20

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and nine months ended November 30, 2017 or November 30, 2016.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle. For a detailed description on the Company’s valuation of auction rate securities, see Note 4 to the Annual Financial Statements.

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of derivative financial instruments outstanding were as follows:

	As at November 30, 2017
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets (1):
Currency forward contracts	Other current assets	$—	$1	$1	$74
Currency option contracts	Other current assets	1	—	1	34
Total		$1	$1	$2	$108

Derivative Liabilities (1):
Currency forward contracts	Accrued liabilities	$—	$(1)	$(1)	$81
Currency option contracts	Accrued liabilities	(2)	—	(2)	52
Total		$(2)	$(1)	$(3)	$133
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

	As at February 28, 2017
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets (1):
Currency forward contracts	Other current assets	$—	$1	$1	$89
Currency option contracts	Other current assets	1	—	1	37
Total		$1	$1	$2	$126

Derivative Liabilities (1):
Currency forward contracts	Accrued liabilities	$—	$(1)	$(1)	$28
Currency option contracts	Accrued liabilities	(1)	—	(1)	38
Total		$(1)	$(1)	$(2)	$66
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1 to the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive loss (“AOCI”) and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income (loss). As at November

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

30, 2017 and November 30, 2016, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from December 2017 to September 2018. As at November 30, 2017, the net unrealized loss on these forward and option contracts (including option premiums paid) was $1 million (February 28, 2017 - net unrealized loss of nil). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at November 30, 2017, the Company estimates that approximately $1 million of net unrealized gains including option premiums on these forward and option contracts will be reclassified into income (loss) within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and nine months ended November 30, 2017:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 30, 2017	Nine Months Ended November 30, 2017
Currency forward contracts	$—	Selling, marketing and administration	$—	$—
Currency option contracts	(1)	Selling, marketing and administration	1	1
Total	$(1)		$1	$1
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and nine months ended November 30, 2016:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 30, 2016	Nine Months Ended November 30, 2016
Currency forward contracts	$—	Selling, marketing and administration	$—	$(1)
Currency option contracts	(1)	Selling, marketing and administration	—	3
Total	$(1)		$—	$2
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to economically hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, euro, and British pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from December 2017 to February 2018. As at November 30, 2017, there were unrealized losses of nil recorded in respect of these instruments (February 28, 2017 - nil). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and nine months ended November 30, 2017 and November 30, 2016:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Nine Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Currency forward contracts	Selling, marketing and administration	$1	$5	$(7)	$(1)
Total		$1	$5	$(7)	$(1)
Selling, marketing and administration expense for the three and nine months ended November 30, 2017 included $1 million in gains and $4 million in losses, respectively, with respect to foreign exchange net of balance sheet revaluation (three and nine months ended November 30, 2016 - losses of $6 million and $4 million, respectively).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 30, 2017, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was nil (February 28, 2017 - 100%). As at November 30, 2017, the Company had no credit risk exposure to any counterparties (February 28, 2017 - total credit risk exposure of nil on a notional value of $24 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at November 30, 2017, the Company had nil in collateral posted to counterparties (February 28, 2017 - no collateral posted or held).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 30, 2017, no single issuer represented more than 16% of the total cash, cash equivalents and investments (February 28, 2017 - no single issuer represented more than 18% of the total cash, cash equivalents and investments), and the largest single issuer was the Government of Canada.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures (as defined in Note 9) with a fixed 3.75% interest rate. The fair value of the 3.75% Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the 3.75% Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at November 30, 2017 was $20 million (February 28, 2017 - $12 million).
There was one customer that comprised more than 10% of accounts receivable as at November 30, 2017 (February 28, 2017 - one customer that comprised more than 10%). There was one customer and no customers that comprised more than 10% of revenue during the three and nine months ended November 30, 2017, respectively (three and nine months ended November 30, 2016 - no customers and no customers, respectively).

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Inventories
Inventories comprised the following:

	As at
	November 30, 2017	February 28, 2017
Raw materials	$—	$4
Work in process	—	1
Finished goods	3	21
	$3	$26
For the three and nine months ended November 30, 2017, the Company recorded non-cash, pre-tax charges of nil relating to the write-down of certain inventories (three and nine months ended November 30, 2016 - $2 million and $146 million, respectively).
Other current assets
As at November 30, 2017, other current assets include items such as deferred cost of sales and prepaid expenses, among other items, none of which were greater than 5% of the current assets balance in all periods presented.
Property, plant and equipment, net
Property, plant and equipment comprised the following:

	As at
	November 30, 2017	February 28, 2017
Cost
Buildings, leasehold improvements and other	$89	$101
BlackBerry operations and other information technology	1,008	1,070
Repair and research and development equipment	78	87
Furniture and fixtures	13	15
	1,188	1,273
Accumulated amortization	1,120	1,182
Net book value	$68	$91
Sale, disposal and abandonment of long-lived assets - Property, plant and equipment, net
There was $1 million in losses associated with the sale, disposal and abandonment of property, plant and equipment during the nine months ended November 30, 2017.
As part of the Company’s resource alignment program (the “RAP”) as described in Note 7, the Company sold or disposed of a significant amount of property, plant and equipment. The Company incurred losses on the write-down of property, plant and equipment to fair value (as assets held for sale), the sale thereof, or disposal thereof of $165 million during the nine months ended November 30, 2016.

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Intangible assets, net
Intangible assets comprised the following:

	As at November 30, 2017
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$680	$496	$184
Intellectual property	407	204	203
Other acquired intangibles	197	82	115
	$1,284	$782	$502
	As at February 28, 2017
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$676	$446	$230
Intellectual property	418	184	234
Other acquired intangibles	197	59	138
	$1,291	$689	$602
Other acquired intangibles include items such as customer relationships and brand.
For the nine months ended November 30, 2017, amortization expense related to intangible assets amounted to $108 million (nine months ended November 30, 2016 - $122 million). During the nine months ended November 30, 2017, additions to intangible assets primarily consisted of patent registration and maintenance fees.
Based on the carrying value of the identified intangible assets as at November 30, 2017 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2018 and each of the four succeeding years is expected to be as follows: 2018 - $64 million; 2019 - $117 million; 2020 - $101 million; 2021 - $82 million; and 2022 - $52 million.
The weighted average remaining useful lives of the intangible assets are as follows:

As at
	November 30, 2017	February 28, 2017
Acquired technology	3.4 years	3.4 years
Intellectual property	7.4 years	8.5 years
Other acquired intangibles	4.6 years	5.0 years
Impairment of long-lived assets
A long-lived asset (“LLA”) impairment charge is recognized when the carrying value exceeds the fair value of an asset group. The Company recorded a charge of $11 million relating to long-lived asset impairment during the second quarter of fiscal 2018, applicable to certain prepaid royalty arrangements associated with the Company’s sale of handheld devices. See Note 1 to the Annual Financial Statements for a description of the Company’s process of assessing impairment of long-lived assets.
The Company recorded $501 million relating to long-lived asset impairment (the “Fiscal 2017 LLA Impairment Charge”) during the first quarter of fiscal 2017. For further discussion of the Fiscal 2017 LLA Impairment Charge, see Note 1 to the Annual Financial Statements.
Sale, disposal and abandonment of LLA - Intangible assets, net
The Company conducts regular reviews of the individual patents, both organically generated and acquired, composing its patent portfolio. As a result of this review, during the nine months ended November 30, 2017, the Company ceased enforcement and abandoned the legal right and title to patents with a cost of $11 million, accumulated amortization of $6 million, and a net book value of approximately $5 million (nine months ended November 30, 2016 - $53 million, $48 million, and $5 million, respectively).

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Goodwill
Changes to the carrying amount of goodwill were as follows:

Carrying Amount
Carrying amount as at February 28, 2017	$559
Effect of foreign exchange on non-U.S. dollar denominated goodwill	8
Carrying amount as at November 30, 2017	$567
Long-term receivables
The Company’s long-term receivables comprised the following:

	As at
	November 30, 2017	February 28, 2017
Mortgage receivable	$7	$7
Long-term intellectual property licensing receivable	23	—
	$30	$7
The Company’s long-term intellectual property licensing receivable is comprised of a series of future amounts owing from a single customer. As the amounts of the receivable are long-term in nature, the Company initially measured the payments at present value using an effective interest rate of 4.5%, and will record interest income over time to arrive at the total face value of the remaining payments of $27 million.
Accrued liabilities
Accrued liabilities comprised the following:

	As at
	November 30, 2017	February 28, 2017
Warranty	$2	$8
Accrued royalties	15	43
Resource Alignment Program liability	30	36
Variable incentive accrual	33	29
Nokia arbitration decision	149	—
Other	128	142
	$357	$258
Other accrued liabilities include, among other items, accrued vendor liabilities, accrued carrier liabilities and payroll withholding taxes, none of which were greater than 5% of the current liabilities balance.
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the nine months ended November 30, 2017 as well as the accrued warranty obligations as at November 30, 2017 are set forth in the following table:

Accrued warranty obligations as at February 28, 2017	$8
Warranty costs incurred for the nine months ended November 30, 2017	(5)
Adjustments for changes in estimates for the nine months ended November 30, 2017	(1)
Accrued warranty obligations as at November 30, 2017	$2

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

6.    BUSINESS ACQUISITIONS
There have been no business acquisitions during fiscal 2018.
On August 16, 2016, the Company paid consideration of $5 million in cash to acquire certain intellectual property and employees of a company, which constituted a business. $4.5 million was allocated to intellectual property and $0.5 million was allocated to goodwill.

7.	RESTRUCTURING AND INTEGRATION
Resource Alignment Program
In fiscal 2016, the Company commenced the RAP for its device software, hardware and applications business with the objectives of reallocating Company resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed.
The following table sets forth the activity in the Company’s RAP liability for the nine months ended November 30, 2017:

	Employee Termination Benefits	Facilities Costs	Other Charges(1)	Total
Balance as at February 28, 2017	$9	$27	$—	$36
Charges incurred	11	9	24	44
Cash payments made	(17)	(9)	(24)	(50)
Balance as at November 30, 2017	$3	$27	$—	$30
(1) Other charges consist of costs associated with redundant systems from acquisitions that are being integrated into a single solution, and the effect of foreign exchange.
The RAP charges included employee termination benefits, facilities costs and manufacturing network simplification costs as well as integration costs related to the transition of facilities and systems to align with the Company’s focus on its enterprise software business. Total charges, including non-cash charges incurred in the three and nine months ended November 30, 2017 and November 30, 2016, were as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Cost of sales	$2	$5	$8	$19
Research and development	1	(1)	5	1
Selling, marketing and administration	17	19	39	49
Total RAP charges	$20	$23	$52	$69
Assets held for sale
As part of the RAP, in the second quarter of fiscal 2017 the Company decided to sell certain data center assets to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets relating to the Company’s infrastructure were classified as held for sale on the Company’s consolidated balance sheet as at November 30, 2016, valued at $87 million, the lower of carrying value and fair value less estimated costs to sell. Further, for the three and nine months ended November 30, 2016, the Company recorded losses of approximately $42 million and $165 million, respectively, related to the write-down to fair value less estimated costs to sell off the assets held for sale. All losses on write-down to fair value less estimated costs to sell have been included in the loss on sale, disposal and abandonment of long-lived assets line on the Company’s consolidated statements of operations.

8.	INCOME TAXES
For the nine months ended November 30, 2017, the Company’s net effective income tax expense rate was approximately 1% compared to a net effective income tax rate of 0% for the nine months ended November 30, 2016. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the Debentures (as defined in Note 9), the net impact of the Qualcomm and

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Nokia arbitrations (as set out in Note 13), amongst other items, are offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at November 30, 2017 were $69 million (February 28, 2017 - $65 million). $54 million of the unrecognized income tax benefits have been netted against deferred income tax assets and $15 million has been recorded within income taxes payable on the Company’s consolidated balance sheets.
As set out in Note 13, the Company resolved two arbitration proceedings during the nine months ended November 30, 2017. The Company has sufficient tax carry-forward balances to ensure that these amounts offset net taxable income resulting from the arbitrations. The net effect of the arbitrations has caused gross deferred tax assets to decrease by approximately $213 million, subject to other movements throughout the current fiscal year.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

9.	LONG-TERM DEBT
3.75% Convertible Debentures
On September 7, 2016, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a private placement of new debentures in an aggregate amount of $605 million (the “3.75% Debentures”), which partially replaced $1.25 billion aggregate principal amount of debentures issued in a private placement in fiscal 2014 (the “6% Debentures”) as described below (collectively, the “Debentures”).
Interest on the 3.75% Debentures is payable quarterly in arrears at a rate of 3.75% per annum. The 3.75% Debentures mature on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company for a total of 60.5 million common shares at a price of $10.00 per share for all 3.75% Debentures, subject to adjustments. Covenants associated with the 3.75% Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the 3.75% Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the Debentures then outstanding. During an event of default, the interest rate rises to 7.75% per annum.
The 3.75% Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the 3.75% Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
As at November 30, 2017, the fair value of the 3.75% Debentures was determined to be $816 million. The difference between the fair value of the 3.75% Debentures and the unpaid principal balance of $605 million is $211 million.  The fair value of the 3.75% Debentures is measured using Level 2 fair value inputs.
The Company recorded a non-cash charge associated with the change in the fair value of the 3.75% Debentures of $77 million in the third quarter of fiscal 2018 (the “Q3 Fiscal 2018 Debentures fair value adjustment”) and a non-cash charge of $225 million for the nine months ended November 30, 2017 (three and nine months ended November 30, 2016 - charges of $2 million and $40 million, respectively, associated with the Debentures). These adjustments are included in the Company’s consolidated statements of operations.
For the three and nine months ended November 30, 2017, the Company recorded interest expense related to the 3.75% Debentures of $6 million and $17 million, respectively, which has been included in investment income (loss) in the Company’s consolidated statements of operations (three and nine months ended November 30, 2016 - $5 million and $43 million, respectively, related to the Debentures).
Fairfax, a related party under U.S. GAAP, owned $500 million principal amount of the 6% Debentures and also purchased $500 million principal amount of the 3.75% Debentures. As such, the payment of interest on the 3.75% Debentures represents a related-party transaction. Fairfax receives interest at the same rate as other Debenture holders.

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

6% Convertible Debentures
In fiscal 2014, the Company issued $1.25 billion of 6% Debentures. The terms of the 6% Debentures were substantially similar to those of the 3.75% Debentures, except for an interest rate of 6%, and the Company had an option to redeem the 6% Debentures after November 13, 2016 at specified redemption prices in specified periods.
On August 4, 2016, the Company announced that the Toronto Stock Exchange had accepted notice of the Company’s normal course issuer bid to purchase up to $125 million principal amount of the outstanding 6% Debentures, representing 10% of the outstanding 6% Debentures as at July 31, 2016. During the second quarter of fiscal 2017, the Company repurchased and canceled approximately $5.0 million principal amount of 6% Debentures for approximately $5.3 million.
On August 26, 2016, the Company announced that, with the approval of the holders of the 6% Debentures, the indenture governing the 6% Debentures had been amended to permit optional redemption by the Company prior to November 13, 2016, the first date the Company would have otherwise been able to redeem the 6% Debentures. The Company announced that it would redeem the 6% Debentures for a redemption amount of approximately $1.33 billion (the “Redemption Amount”, which included approximately $19 million in accrued interest), which would settle all outstanding obligations of the Company in respect of the 6% Debentures. The redemption was completed on September 2, 2016. As the Company accounted for the 6% Debentures at fair value, the impact to the consolidated statements of operations of the redemption was recorded in the second quarter of fiscal 2017, as the Redemption Amount represented the fair value of the 6% Debentures at August 31, 2016.

10.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the nine months ended November 30, 2017:

	Capital Stock and Additional Paid-in Capital
	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 28, 2017	530,497	$2,512
Stock-based compensation	—	36
Exercise of stock options	475	3
Common shares issued for restricted share units (“RSUs”) settlements	6,892	—
Common shares issued for employee share purchase plan	435	4
Share repurchase	(1,992)	(9)
Common shares outstanding as at November 30, 2017	536,307	$2,546
The Company had 536 million common shares, 1 million options to purchase common shares, 15 million RSUs and 0.6 million deferred share units outstanding as at December 18, 2017. In addition, 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 9.
On June 23, 2017, the Company announced that it received acceptance from the Toronto Stock Exchange with respect to a normal course issuer bid to purchase for cancellation up to 31 million common shares of the Company, or approximately 6.4% of the outstanding public float at May 31, 2017. During the nine months ended November 30, 2017, the Company repurchased approximately 2 million common shares at a cost of approximately $18 million. The Company recorded a reduction of approximately $9 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $9 million was charged to deficit. All common shares repurchased by the Company pursuant to the normal course issuer bid have been canceled.

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

11.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Net income (loss) for basic earnings (loss) per share available to common shareholders	$(275)	$(117)	$415	$(1,159)
Less: Debentures fair value adjustment (1)	—	—	—	—
Add: Interest expense on Debentures (1)	—	—	—	—
Net income (loss) for diluted earnings (loss) per share available to common shareholders	$(275)	$(117)	$415	$(1,159)

Weighted average number of shares outstanding (000’s) - basic	532,496	526,102	531,651	523,601
Effect of dilutive securities (000’s) (2)(3)
Stock-based compensation (2)(3)	—	—	16,863	—
Conversion of Debentures (2)(3)	—	—	—	—
Weighted average number of shares and assumed conversions (000’s) - diluted	532,496	526,102	548,514	523,601
Earnings (loss) per share - reported
Basic	$(0.52)	$(0.22)	$0.78	$(2.21)
Diluted	$(0.52)	$(0.22)	$0.76	$(2.21)
(1) The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of earnings (loss) per share for the three months ended November 30, 2017 and November 30, 2016, and the nine months ended November 30, 2017 and November 30, 2016 as to do so would be antidilutive. See Note 9 for details on the Debentures.
(2) The Company has presented the dilutive effect of in-the-money options and RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the nine months ended November 30, 2017. As at November 30, 2017, there were 644,895 options and 13,568,395 RSUs outstanding that were in-the-money and may have a dilutive effect on earnings (loss) per share in future periods.
(3) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three months ended November 30, 2017 and November 30, 2016 and the nine months ended November 30, 2016, as to do so would be antidilutive.

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes in AOCI by component, net of tax, for the nine months ended November 30, 2017 were as follows:

	Foreign Currency Cumulative Translation Adjustment	Accumulated Net Unrealized Gains (Losses) on Cash Flow Hedges	Other Post-Employment Benefit Obligations	Accumulated Net Unrealized Losses on Available-for-Sale Investments	Total
AOCI as at February 28, 2017	$(13)	$—	$—	$(4)	$(17)
Other comprehensive income (loss) before reclassifications	9	—	(1)	(3)	5
Amounts reclassified from AOCI into income	—	(1)	—	—	(1)
Other comprehensive loss for the period	9	(1)	(1)	(3)	4
AOCI as at November 30, 2017	$(4)	$(1)	$(1)	$(7)	$(13)
During the three and nine months ended November 30, 2017, $1 million in gains (pre-tax and post-tax) associated with cash flow hedges was reclassified from AOCI into selling, marketing and administration costs.

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

13.	COMMITMENTS AND CONTINGENCIES

(a)	Letters of credit
The Company had $39 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business as of November 30, 2017. See the discussion of restricted cash in Note 2.

(b)	Qualcomm arbitration award
On April 20, 2016, the Company and Qualcomm Incorporated (“Qualcomm”) entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by the Company under a license between the parties. The binding arbitration hearing was held from February 27, 2017 to March 3, 2017 under the Judicial Arbitration and Mediation Services rules in San Diego, California. On April 11, 2017, the arbitration panel issued an interim decision, finding in favour of the Company. Subsequently, the Company reached an agreement with Qualcomm resolving all amounts payable in connection with the interim arbitration decision. Following a joint stipulation by the parties, the arbitration panel issued a final award on May 26, 2017 providing for the payment by Qualcomm to the Company of a total amount of $940 million including interest and attorneys’ fees, which was net of $22 million in certain royalties owed by the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017 previously recorded within accrued liabilities on the consolidated balance sheets.
Approximately $815 million of the arbitration award represents the return of royalty overpayments. This amount was recorded within Arbitration charges (awards) on the consolidated statements of operations in the first quarter of fiscal 2018. The Company also recorded on the consolidated statements of operations, recoveries of legal expenses of approximately $8 million included in selling, marketing and administration, and $139 million of interest income within investment income (loss), net, for a total gain associated with the award of $962 million in the first quarter of fiscal 2018.
(c)     Nokia arbitration decision
On April 28, 2016, Nokia Corporation (“Nokia”) filed a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration. The dispute related to whether certain payments due under a patent agreement between the parties were in fact owed under the terms of the agreement. An arbitration hearing was held May 8-9, 2017 in New York and on November 29, 2017, the arbitration panel issued a decision, finding in favour of Nokia and awarding it approximately $137 million. On December 12, 2017, Nokia submitted a Petition for Correction to the arbitrators requesting correction of a computational error in the amount of pre-award interest provided for in the original award. In reviewing the Petition, the Company determined that it was probable that the arbitrators would agree a computational error had been committed and the Company will owe an additional $12 million in pre-award interest, effective as of November 30, 2017. As a result, the Company recorded $149 million on the consolidated balance sheets within accrued liabilities, and $132 million within Arbitration charges (awards) and $17 million in interest expense within investment income (loss), net (consisting of $5 million in originally awarded interest and a contingent amount of $12 million) on the consolidated statements of operations.

(d)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended February 28, 2017, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “Litigation against the Company may result in adverse outcomes” and “The Company could be found to have infringed on the intellectual property rights of others”.

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not make a provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.
As of November 30, 2017, with the exception as noted below relating to the Good Technology Corporation (“Good”) matter, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore the Company has provisioned for no accrual. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result; however, an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these estimates, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions in the U.S. and Canada alleging that the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed.
On March 14, 2014, the four putative U.S. class actions were consolidated in the U.S. District Court for the Southern District of New York, and on May 27, 2014, the Consolidated Amended Class Action Complaint was filed. On March 13, 2015, the Court issued an order granting the Company’s motion to dismiss. The Court denied plaintiffs’ motion for reconsideration and for leave to file an amended complaint on November 13, 2015. On August 24, 2016, the U.S. Court of Appeals for the Second Circuit affirmed the District Court order dismissing the complaint, but vacated the order denying leave to amend and remanded to the District Court for further proceedings in connection with plaintiffs’ request for leave to amend. The Court granted the plaintiffs’ motion for leave to amend on September 13, 2017. Plaintiffs filed the Second Consolidated Amended Class Action Complaint (“Second Amended Complaint”), which added the Company’s Chief Legal Officer as a defendant, on September 29, 2017. The Company filed a motion to dismiss the Second Amended Complaint on November 20, 2017.
On July 23, 2014, the plaintiffs in the putative Ontario class action filed a motion for certification and leave to pursue statutory misrepresentation claims. On November 16, 2015, the Ontario Superior Court of Justice issued an order granting the plaintiffs’ motion for leave to file a statutory claim for misrepresentation. On December 2, 2015, the Company filed a notice of motion seeking leave to appeal this ruling. On January 22, 2016, the court postponed the hearing on the plaintiffs’ certification motion to an undetermined date after asking the Company to file a motion to dismiss the claims of the U.S. plaintiffs for forum non conveniens. Proceedings in both the U.S. and Ontario class actions are ongoing.
On October 12, 2015, a group of Good’s institutional investors filed a putative class action lawsuit on behalf of Good’s common shareholders against members of Good’s former board of directors (the “GTC Directors”) related to the Company’s acquisition of Good (the “GTC Lawsuit”). The plaintiffs allege that the GTC Directors breached their fiduciary duty by engaging in a self-interested transaction that benefited the preferred shareholders at the expense of the common shareholders. The plaintiffs are seeking monetary damages, as well as rescission of the merger agreement between Good and the Company. While neither Good nor the Company are parties to the GTC Lawsuit, Good has certain obligations to indemnify some of the defendants and is providing a defense. On October 29, 2015, Good filed a complaint alleging that the plaintiffs breached their contractual obligations under a voting agreement providing that, in the event of a sale transaction that was approved by both the GTC Directors and a majority of the Good preferred shareholders, the plaintiffs were required to vote their shares in favour of the transaction and refrain from exercising any appraisal or dissenter rights (“Voting Rights Lawsuit”). Good alleges that the filing of the GTC Lawsuit was a breach of

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

the voting agreement. On December 31, 2015, several Good shareholders filed a petition seeking appraisal against Good (“Appraisal Lawsuit”). On August 25, 2016, the Court granted the plaintiff’s motion for leave to file an amended complaint in the GTC Lawsuit naming additional defendants, including JP Morgan Chase and various venture capital funds whose designees were Good directors (the “Fund Defendants”). Good and the Company are not named in the amended complaint. On May 23, 2017, plaintiffs reached a tentative settlement with the GTC Directors and Fund Defendants of the GTC Lawsuit. On May 31, 2017, the plaintiffs and JP Morgan Chase reached a tentative settlement of the GTC Lawsuit. On July 24, 2017, Good, the Petitioners in the Appraisal Lawsuit and the Defendants in the Voting Rights Lawsuit entered into an Agreement of Settlement, Dismissal, and Release and filed with the Court. On August 8, 2017, the Court issued an order granting the Parties’ settlement terms. On August 18, 2017, the Company and JP Morgan Chase entered into a Settlement Funding Agreement, by which the Company agreed to fund JP Morgan Chase’s settlement with plaintiffs. On August 22, 2017, JP Morgan Chase and plaintiffs filed a Stipulation and Agreement of Compromise and Settlement with the Court. On November 9, 2017, the Company filed a demand for arbitration seeking the release of funds from an escrow fund account established when the Company acquired Good to indemnify the Company for certain costs incurred in connection with the defense and settlement of the GTC Lawsuit and the Appraisal Lawsuit.
The GTC Lawsuit is stayed pending court approval of all tentative settlements. During the first quarter of fiscal 2018, the Company accrued $10 million for legal costs related to litigation arising out of its acquisition of Good.

(e)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. The Company has also entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to risks of supply shortages and intellectual property litigation risk.

(f)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and executive officers. The Company has not encountered material costs as a result of such indemnifications in the current period. See the Company’s Management Information Circular for fiscal 2017 for additional information regarding the Company’s indemnification agreements with its current and former directors and executive officers.

14.	SEGMENT DISCLOSURES
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the CODM for making decisions and assessing performance as a source of the Company’s reportable operating segments. In the first quarter of fiscal 2018, the Company made adjustments to its reporting structure in line with its business shift towards focusing on software and services that secure, manage and connect the Enterprise of Things, the transition of its hardware strategy from an outsourced handset manufacturing model to a licensing model, and the continued reduction in its SAF. As a result, the CODM, who is the Chief Executive Officer of the Company, now reviews financial information, makes decisions and assesses the performance of the Company as a single operating segment.

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Revenues classified by major geographic regions in which the Company’s customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
North America (1)	$133	$146	$393	$493
Europe, Middle East and Africa	69	99	215	377
Latin America	3	7	11	30
Asia Pacific	21	37	80	123
Total	$226	$289	$699	$1,023

North America	58.8%	50.5%	56.2%	48.2%
Europe, Middle East and Africa	30.5%	34.3%	30.8%	36.9%
Latin America	1.3%	2.4%	1.6%	2.9%
Asia Pacific	9.3%	12.8%	11.4%	12.0%
Total	100.0%	100.0%	100.0%	100.0%
(1) North America includes all revenue from the Company’s intellectual property arrangements, due to the global applicability of the patent portfolio and licensing arrangements thereof.
Total revenues, classified by product and service type, were as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Enterprise software and services	$97	$87	$280	$254
BlackBerry Technology Solutions	43	43	117	115
Licensing, IP and other	50	30	138	71
Handheld devices	9	62	62	319
SAF	27	67	102	264
Total	$226	$289	$699	$1,023
Enterprise software and services includes revenues from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry Unified Endpoint Manager (UEM), BlackBerry Workspaces and BBM Enterprise, among other products and applications, as well as revenues from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its Secusmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Services.
BlackBerry Technology Solutions includes revenues from the Company’s QNX CAR Platform and Neutrino Operating System, as well as revenues from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
Licensing, IP and other includes revenues from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales, the Company’s Intellectual Property and Licensing business, and from its BBM Consumer licensing arrangement.
Handheld devices includes revenues from the sale of the DTEK60 and all prior BlackBerry smartphone models to carriers and distributors, accessories and repair services of handheld devices.
SAF includes revenues associated with the Company’s legacy SAF business, relating to subscribers utilizing the Company’s legacy BlackBerry 7 and prior operating systems, as well as revenues relating to unspecified future software upgrade rights for devices sold by the Company.

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
(In millions of United States dollars, except share and per share data, and except as otherwise indicated) (unaudited)

Property, plant and equipment and intangible assets and goodwill, classified by geographic regions in which the Company’s assets are located, were as follows:

	As at
	November 30, 2017		February 28, 2017
	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets	Property, Plant and Equipment, Intangible Assets and Goodwill	Total Assets
Canada	$264	$493	$312	$526
United States	787	3,192	871	2,490
Other	86	263	69	280
	$1,137	$3,948	$1,252	$3,296

20

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2017
December 20, 2017
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and nine months ended November 30, 2017, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 28, 2017 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and nine months ended November 30, 2017 and up to and including December 20, 2017.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2017 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2017 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives;

•	the Company’s expectations regarding anticipated demand for, and the timing of, product and service offerings;

•	the Company’s expectations regarding its free cash flow, and adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for fiscal 2018;

•	the Company’s expectations regarding the generation of software and services revenues;

•	the Company’s expectations regarding the growth in enterprise software and services, BTS, and licensing, IP and other adjusted revenues for fiscal 2018;

•	the Company’s expectations regarding its non-GAAP total revenue and IP revenue for fiscal 2018;

•	the Company’s expectations regarding its enterprise software and services billings growth for the fourth quarter of fiscal 2018;

•	the Company’s anticipated level of decline in service access fees revenue in the fourth quarter of fiscal 2018;

•	the Company’s expectations regarding non-GAAP consolidated gross margin in fiscal 2018;

•	the Company’s expectations regarding operating expenses in the fourth quarter of fiscal 2018;

•	the Company’s expectations regarding its non-GAAP earnings per share in fiscal 2018;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources;
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Business Overview - Strategy, Products and Services”, Third Quarter Fiscal 2018 Summary Results of Operations - Financial Highlights - Free Cash Flow”, “Results of Operations – Three months ended November 30, 2017 compared to three months ended November 30, 2016 – Consolidated Gross Margin”, “Results of Operations – Three months

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

ended November 30, 2017 compared to three months ended November 30, 2016 - Revenue - Consolidated Revenue”, “Results of Operations – Three months ended November 30, 2017 compared to three months ended November 30, 2016 - Revenue - Revenue by Product and Service – Service Access Fees”, “Results of Operations – Three months ended November 30, 2017 compared to three months ended November 30, 2016 – Operating Expenses”, “Results of Operations – Three months ended November 30, 2017 compared to three months ended November 30, 2016 – Net Income (Loss)”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience, historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF and the following:

•	the Company’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance;

•
the Company’s ability to maintain or expand its customer base for its software and services offerings to grow revenue, achieve sustained profitability or offset the decline in the Company’s service access fees;

•	the intense competition faced by the Company;

•	risks related to the Company’s ability to attract new personnel, retain existing key personnel and manage its staffing effectively;

•	the Company’s dependence on its relationships with resellers and distributors;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the risk that sales to large enterprise customers and to customers in highly regulated industries and governmental entities can be highly competitive and require compliance with stringent regulation;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties;

•	the Company’s ability to successfully generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers;

•	the risk that network disruptions or other business interruptions could have a material adverse effect on the Company’s business and harm its reputation;

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations; and

•	the risk of litigation against the Company resulting in adverse outcomes.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates. See “Business Overview - Strategy, Products and Services” in this MD&A, as well as the “Narrative Description of the Business - Strategy” section in the AIF.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is a cybersecurity software and services company dedicated to securing the Enterprise of Things. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company’s common shares trade under the ticker symbol “BB” on the Toronto Stock Exchange and the New York Stock Exchange. The Company transferred the listing of its common shares from the NASDAQ Global Select Market to the New York Stock Exchange during the third quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s software and service offerings and products include:

•
Enterprise software and services, which provides mobile-first security, productivity, collaboration and end-point management solutions for the Enterprise of Things through the BlackBerry Secure platform, which integrates BlackBerry Unified Endpoint Manager (“UEM”, formerly BES12), BlackBerry Dynamics (formerly Good Dynamics) and BlackBerry Workspaces (formerly WatchDox), among other products and applications;

•	BlackBerry Technology Solutions, which includes BlackBerry QNX, Certicom, Paratek, BlackBerry Radar and Intellectual Property and Licensing (the Company’s technology licensing business);

•	AtHoc, which provides secure, networked crisis communications solutions;

•	Secusmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities;

•	Licensing and services related to BlackBerry Messenger (BBM), including BBM Enterprise and the BBM Enterprise SDK for the Communications Platform as a Service market; and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
BlackBerry products and services are widely recognized for productivity and security, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries.
The Company is also engaged in the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded, and white label handsets. The Company intends to expand its security software and brand licensing program, under which the BlackBerry KEYone BlackBerry Aurora, and BlackBerry Motion smartphones have been released to date, to include a broader set of devices and non-smartphone endpoints. In addition, the Company also continues to develop software updates for its legacy BlackBerry 10 platform, and delivers BlackBerry productivity applications to Android smartphone users via the Google Play store. The Company continues to provide non-warranty repair services for its previously released BlackBerry-designed devices.
The Company also continues to generate service access fees (“SAF”) charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue relating to service obligations and unspecified future software upgrades associated with BlackBerry 10 devices.
Strategy, Products and Services
The Company has been executing a strategy to leverage its strengths in mobility management and security to focus its business on software and services that secure, manage and connect the Enterprise of Things. The Company defines the Enterprise of Things as the network of devices, computers, sensors, equipment and other connected endpoints within the enterprise that communicate with each other to enable smart product development, operations, distribution, marketing and sales. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the Enterprise of Things, including unified endpoint management, embedded systems, connected transportation, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network.
The Company’s core software and services offering is the BlackBerry Secure platform, which integrates BlackBerry UEM and BlackBerry Dynamics and supports BlackBerry 10 and legacy BlackBerry devices, iOS, Android and Windows Phone® devices, the QNX CAR Platform and Neutrino Operating System, AtHoc Alert, AtHoc Account, SecuSUITE, and BlackBerry Workspaces. The Company also licenses its secure handset software and its intellectual property assets and intends to increase recurring revenue from these programs.
The Company intends to continue to increase and enhance its product and service offerings through strategic acquisitions and targeted growth in internal investments. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of the BlackBerry Secure platform and, on top of this extensive foundation, deliver unified endpoint management solutions focused on strategic industry verticals. The Company also intends to expand its cybersecurity consulting practice through BlackBerry Cybersecurity Services. See the “Narrative Description of the Business - Strategy” section in the AIF.
The Company’s BlackBerry QNX unit is a leading supplier of software for automotive electronics. BlackBerry QNX offers a growing portfolio of certified safety-critical modules and platform solutions, and is focusing on achieving design wins with automotive original equipment manufacturers and Tier 1 vendors. Through its innovations for connected and autonomous vehicles, including cybersecurity services and tools, the Company intends to generate incremental software and services revenue and to increase its revenue and margin on a per-vehicle basis, beginning in the second half of fiscal 2019.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

During the third quarter of fiscal 2018, the Company launched Radar-L, a cost-optimized version of its BlackBerry Radar asset tracking solution that expands the addressable market, and a vehicle management portal for automotive cybersecurity.
Recent Developments
The Company continues to execute on its strategy in fiscal 2018 through the following two notable arrangements entered into during the third quarter of fiscal 2018.
The Company entered into a strategic licensing agreement with Teletry, a company with expertise in building relationships between patent holders and licensees in the wireless technology industry. As part of the arrangement, Teletry has the right to sublicense a broad range of the Company’s patents to a majority of global smartphone manufacturers. The Company retains ownership of approximately 40,000 patents and applications and operate its own licensing program outside of Teletry's sublicensing rights.
The Company also entered into an agreement with Qualcomm Technologies, Inc, to optimize select Qualcomm hardware platforms with the Company’s QNX software for use in virtual cockpit controllers, telematics, electronic control gateways, digital instrument clusters and infotainment systems. In addition, the Company will optimize its over-the-air software and Secure Credential Management services for use with select Qualcomm® Snapdragon™ modems.
In addition, during fiscal 2018 the Company announced the following achievements:

•	Partnered with TCL Communication (“TCL”) and BB Merah Putih to introduce the BlackBerry-branded KEYone, Motion, and Aurora smartphones, offering the most secure Android smartphone experience;

•
Launched QNX Hypervisor 2.0, a real-time Type 1 hypervisor solution that enables automotive platform developers to partition and isolate safety-critical environments from non-safety critical environments;

•
Named a Leader in the Gartner, Inc. June 2017 Magic Quadrant for Enterprise Mobility Management Suites and received the highest score for all six use cases in the Gartner, Inc. Critical Capabilities for High-Security Mobility Management report for the second year in a row;

•	Received the highest score in two use cases in the Gartner, Inc. Critical Capabilities for Content Collaboration Platforms report;

•	Became the only vendor recognized by Gartner, Inc. in all eight categories of their Market Guide for Information-Centric Endpoint and Mobile Protection with a single platform offering;

•	Ranked as a leader in the Forrester Wave: EMM report by Forrester, for the third consecutive year;

•
Delivered day zero support for the BlackBerry Enterprise Mobility Suite under the iOS 11 mobile operating system, ensuring that all the essential BlackBerry apps companies rely on to secure the work of their iOS users were updated and available for immediate download upon launch of iOS 11;

•
Expanded its distribution channels through a new initiative with Allied World Assurance Company Holdings, AG, whereby Allied World will provide its cyber policyholders with direct access to the Company’s cybersecurity expertise through the BlackBerry SHIELD online self-assessment tool that will identify areas of weakness, after which the Company will work to improve the policyholders’ security posture by providing its cybersecurity products and services;

•
Launched AtHoc Account, a FedRAMP-authorized solution that automates personnel accountability and crisis communication processes by providing safety and availability status updates of people before, during and after a critical event;

•	Expanded NIAP-Certified SecuSUITE for Government availability to include the Canadian and U.S. governments;

•	Announced that FedEx has chosen BlackBerry Radar for its Custom Critical service in North America;

•	Entered into a reselling partnership with Fleet Complete for BlackBerry Radar, which will significantly improve and simplify operational matrices for fleet and logistics managers;

•
Added six new Gold-level partners to the BlackBerry Enterprise Partner Program in India, furthering the company's commitment to establishing and growing its global ecosystem of enterprise software partners and developers;

•
Introduced new cybersecurity consulting services aimed at enabling enterprise General Data Protection Regulation compliance and mitigating security risks in connected automobiles that threaten personal and public safety;

•
Signed its first white label licensing deal with Yangzhou New Telecom Science and Technology Company Ltd. (NTD), under which handsets developed by NTD and branded by OEMs, carriers and local smartphone brands will use BlackBerry’s device software and be marketed as “BlackBerry Secure”;

•	Captured design wins with ten automotive suppliers in the quarter, including top Tier 1 vendors;

•	Announced a commercial partnership agreement with Delphi Automotive PLC to provide the operating system for its autonomous driving system; and

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	After the quarter closed, announced that, in partnership with Denso, the Company has developed the world’s first integrated Human Machine Interface platform for automobiles.
Segment Reporting
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker (“CODM”), which for the Company is the Chief Executive Officer (“CEO”), for making decisions and assessing performance as a source of the Company’s reportable operating segments. In the first quarter of fiscal 2018, the Company made adjustments to its reporting structure in line with its business shift towards focusing on software and services that secure, manage and connect the Enterprise of Things, the transition of its hardware strategy from an outsourced handset manufacturing model to a licensing model, and the continued reduction in its SAF. As a result, the CODM now reviews discrete financial information, makes decisions and assesses the performance of the Company as a single operating segment. See Note 14 to the Consolidated Financial Statements for further information.
Qualcomm Arbitration Award
On April 20, 2016, the Company and Qualcomm Incorporated (“Qualcomm”) entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by the Company under a license between the parties. The binding arbitration hearing was held from February 27, 2017 to March 3, 2017 under the Judicial Arbitration and Mediation Services rules in San Diego, California. On April 11, 2017, the arbitration panel issued an interim decision, finding in favour of the Company. Subsequently, the Company reached an agreement with Qualcomm resolving all amounts payable in connection with the interim arbitration decision. Following a joint stipulation by the parties, the arbitration panel issued a final award on May 26, 2017 providing for the payment by Qualcomm to the Company of a total amount of $940 million including interest and attorneys’ fees, which was net of $22 million in certain royalties owed by the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017 previously recorded within accrued liabilities on the consolidated balance sheets.
Approximately $815 million of the arbitration award represents the return of royalty overpayments. This amount was recorded within Arbitration charges (awards) on the consolidated statements of operations in the first quarter of fiscal 2018. The Company also recorded on the consolidated statements of operations, recoveries of legal expenses of approximately $8 million included in selling, marketing and administration, and $139 million of interest income within investment income (loss), net, for a total gain associated with the award of $962 million in the first quarter of fiscal 2018.
Nokia Arbitration Decision
On April 28, 2016, Nokia Corporation (“Nokia”) filed a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration. The dispute related to whether certain payments due under a patent agreement between the parties were in fact owed under the terms of the agreement. An arbitration hearing was held May 8-9, 2017 in New York and on November 29, 2017, the arbitration panel issued a decision, finding in favour of Nokia and awarding it approximately $137 million. On December 12, 2017, Nokia submitted a Petition for Correction to the arbitrators requesting correction of a computational error in the amount of pre-award interest provided for in the original award. In reviewing the Petition, the Company determined that it was probable that the arbitrators would agree a computational error had been committed and the Company will owe an additional $12 million in pre-award interest, effective as of November 30, 2017. As a result, the Company recorded $149 million on the consolidated balance sheets within accrued liabilities, and $132 million within Arbitration charges (awards) and $17 million in interest expense within investment income (loss), net (consisting of $5 million in originally awarded interest and a contingent amount of $12 million) on the consolidated statements of operations.
Normal Course Issuer Bid
On June 23, 2017 the Company announced that it received acceptance from the Toronto Stock Exchange (the “TSX”) with respect to a normal course issuer bid to purchase for cancellation up to 31,000,000 BlackBerry common shares, representing approximately 6.4% of the outstanding public float as of May 31, 2017. The share repurchase program will remain in place until June 26, 2018, or such earlier time as the purchases are completed or the program is terminated by the Company.
The Company may purchase the common shares over the New York Stock Exchange, the TSX or other markets. The price the Company will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares on the applicable exchange.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The actual number of shares to be purchased and the timing and pricing of any purchases under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. The Company may elect to modify, suspend or discontinue the program at any time without prior notice.
During the nine months ended November 30, 2017, the Company repurchased approximately 2 million common shares at a cost of approximately $18 million. The Company recorded a reduction of approximately $9 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $9 million was charged to deficit. All common shares repurchased by the Company pursuant to the normal course issuer bid have been canceled.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis unless otherwise noted. On December 20, 2017, the Company announced financial results for the three and nine months ended November 30, 2017, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted income (loss) per share. The Company believes the presentation of these non-GAAP measures provides management and shareholders with important information regarding the Company’s financial performance due to the financial statement impact of the Company’s transformation from a hardware focused handset manufacturer to an enterprise software and services company with recurring revenue streams.
For the three months ended November 30, 2017, these measures were adjusted for the following (collectively, the “Q3 Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•
the Q3 Fiscal 2018 Debentures Fair Value Adjustment (as defined below under “Third Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $77 million;

•	operating expenses related to the Nokia arbitration decision of $132 million;

•	interest expense related to the Nokia arbitration decision of $17 million;

•	Resource Allocation Program (“RAP”) charges consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $20 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $9 million;

•	stock compensation expense of approximately $12 million;

•	amortization of intangible assets acquired through business combinations of approximately $23 million; and

•	business acquisition and integration costs resulting from business combinations of approximately $1 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to assess the Company’s operating performance relative to its consolidated financial results in prior and future periods on a more comparable basis. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss), adjusted income (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and therefore might not be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are presented in the Consolidated Financial Statements and are described in this MD&A. A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended November 30, 2017 was included in the Company’s press release dated December 20, 2017, and is reflected in the table below:

Q3 Fiscal 2018 Non-GAAP Adjustments		For the Three Months Ended November 30, 2017 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$226	$168	74.3%	$(275)	$(275)	$(0.52)
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	77	77
RAP charges (2)	Cost of sales	—	2	0.9%	2	2
RAP charges (2)	Research and development	—	—	—%	1	1
RAP charges (2)	Selling, marketing and administration	—	—	—%	17	17
Software deferred revenue acquired (3)	Revenue	9	9	1.0%	9	9
Stock compensation expense	Cost of sales	—	1	0.4%	1	1
Stock compensation expense	Research and development	—	—	—%	3	3
Stock compensation expense	Selling, marketing and administration	—	—	—%	8	8
Acquired intangibles amortization	Amortization	—	—	—%	23	23
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	1	1
Nokia arbitration charge	Arbitration charges (awards)	—	—	—%	132	132
Nokia arbitration charge	Investment income (loss), net	—	—	—%	17	17
Adjusted		$235	$180	76.6%	$16	$16	$0.03

(1)	See “Third Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.

(2)	See “Third Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights - RAP”.

(3)	Included in enterprise software and services revenue.
For the nine months ended November 30, 2017, these non-GAAP measures were adjusted for the following (collectively, the “Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•	net arbitration awards related to the Qualcomm and Nokia arbitrations of $683 million;

•	net interest income related to the Qualcomm and Nokia arbitrations of $122 million;

•	a long-lived asset impairment charge (the “Fiscal 2018 LLA Impairment Charge”) recognized in the second quarter, when the carrying value exceeded the fair value of an asset group of $11 million;

•	selective patent abandonment of $3 million;

•
the Fiscal 2018 Debentures Fair Value Adjustment (as defined below under “Third Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $225 million;

•	RAP charges consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $52 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $29 million;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	stock compensation expense of approximately $36 million;

•	amortization of intangible assets acquired through business combinations of approximately $72 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $13 million.
A reconciliation from the most directly comparable U.S. GAAP measures to the non-GAAP financial measures for the nine months ended November 30, 2017 is reflected in the table below.

Fiscal 2018 Non-GAAP Adjustments		For the Nine Months Ended November 30, 2017 (in millions, except for per share amounts)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$699	$493	70.5%	$420	$415	$0.78
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	225	225
LLA impairment charge	Impairment of long-lived assets	—	—	—%	11	11
Patent abandonment	Loss on sale, disposal and abandonment of long-lived assets	—	—	—%	3	3
RAP charges (2)	Cost of sales	—	8	1.2%	8	8
RAP charges (2)	Research and development	—	—	—%	5	5
RAP charges (2)	Selling, marketing and administration	—	—	—%	39	39
Software deferred revenue acquired (3)	Revenue	29	29	1.1%	29	29
Stock compensation expense	Cost of sales	—	3	0.4%	3	3
Stock compensation expense	Research and development	—	—	—%	9	9
Stock compensation expense	Selling, marketing and administration	—	—	—%	24	24
Acquired intangibles amortization	Amortization	—	—	—%	72	72
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	13	13
Arbitration awards, net (4)	Arbitration charges (awards)	—	—	—%	(683)	(683)
Arbitration awards. net (4)	Investment income (loss), net	—	—	—%	(122)	(122)
Adjusted		$728	$533	73.2%	$56	$51	$0.10

(1)	See “Third Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.

(2)	See “Third Quarter Fiscal 2018 Summary Results of Operations – Financial Highlights - RAP”.

(3)	Included in enterprise software and services revenue.

(4)	See “Business Overview - Qualcomm Arbitration Award” and “Business Overview - Nokia Arbitration Decision”
Similarly, on December 20, 2016, the Company announced financial results for the three and nine months ended November 30, 2016, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, gross margin percentage, adjusted EBITDA, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted earnings (loss) per share.
For the three months ended November 30, 2016, these measures were adjusted for the following (collectively, the “Q3 Fiscal 2017 Non-GAAP Adjustments”) (all items pre-tax and after tax):

•	the write-down related to assets held for sale to fair value less costs to sell of approximately $42 million;

•	a fair value adjustment (the “Q3 Fiscal 2017 Debentures Fair Value Adjustment”) associated with the Company’s 3.75% convertible debentures (the “3.75% Debentures”) of approximately $2 million;

•	selective patent abandonment of approximately $1 million;

•	RAP charges of approximately $23 million;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Cost Optimization and Resource Efficiency (“CORE”) program recoveries of approximately $2 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $12 million;

•	stock compensation expense of approximately $15 million;

•	amortization of intangible assets acquired through business combinations of approximately $28 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $5 million.
For the nine months ended November 30, 2016, these measures were adjusted for the following (collectively, the “Fiscal 2017 Non-GAAP Adjustments”) (all items pre-tax and after tax):

•	a long-lived asset impairment charge (the “Fiscal 2017 LLA Impairment Charge”), recognized when the carrying value exceeds the fair value of an asset group of $501 million;

•	the write-down related to assets held for sale to fair value less costs to sell of approximately $165 million;

•	selective patent abandonment of approximately $4 million;

•	an impairment charge associated with the fair value of goodwill (the “Goodwill Impairment Charge”), recognized when the carrying amount of a reporting unit exceeds its fair value of $57 million;

•	the write-down of inventory in the amount of $137 million relating to certain BlackBerry 10 hardware;

•
a fair value adjustment associated with the Company’s previously issued $1.25 billion 6% convertible debentures (the “6% Debentures”), and 3.75% Debentures, collectively (the “Debentures”) of approximately $40 million;

•	RAP charges of approximately $69 million;

•	CORE program recoveries of approximately $7 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $54 million;

•	stock compensation expense of approximately $45 million;

•	amortization of intangible assets acquired through business combinations of approximately $84 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $16 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three and nine months ended November 30, 2016 was included in the Company’s press release, dated December 20, 2016, and is reflected in the table below.

		For the Three Months Ended November 30, 2016 (in millions)				For the Nine Months Ended November 30, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Income (loss) before income taxes	Net income (loss)	Revenue	Gross margin (before taxes)	Income (loss) before income taxes	Net income (loss)
As reported		$289	$193	$(118)	$(117)	$1,023	$445	$(1,159)	$(1,159)
LLA Impairment Charge	Impairment of long-lived assets	—	—	—	—	—	—	501	501
Write-down of assets held for sale	Loss on sale, disposal and abandonment of long-lived assets	—	—	42	42	—	—	165	165
Patent abandonment	Loss on sale, disposal and abandonment of long-lived assets	—	—	1	1	—	—	4	4
Goodwill Impairment Charge	Impairment of goodwill	—	—	—	—	—	—	57	57
Inventory write-down	Cost of sales	—	—	—	—	—	137	137	137
Debentures fair value adjustment	Debentures fair value adjustment	—	—	2	2	—		40	40
RAP charges	Cost of sales	—	5	5	5	—	19	19	19
RAP charges	Research and development	—	—	(1)	(1)	—	—	1	1
RAP charges	Selling, marketing and administration	—	—	19	19	—	—	49	49
CORE program recovery	Selling, marketing and administration	—	—	(2)	(2)	—	—	(7)	(7)
Software deferred revenue acquired (1)	Revenue	12	12	12	12	54	54	54	54
Stock compensation expense	Research and development	—	—	4	4	—	—	12	12
Stock compensation expense	Selling, marketing and administration	—	—	11	11	—	—	33	33
Acquired intangibles amortization	Amortization	—	—	28	28	—	—	84	84
Business acquisition and integration costs	Selling, marketing and administration	—	—	5	5	—	—	16	16
Adjusted		$301	$210	$8	$9	$1,077	$655	$6	$6

(1)	Included in enterprise software and services revenue

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA and adjusted EBITDA margin, as presented in the tables below, for the three and nine months ended November 30, 2017 of $35 million and 15%, and $124 million and 17%, respectively. These are non-GAAP financial measures that do not have any standardized meaning as prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

	For the Three Months Ended November 30, 2017 (in millions)	For the Nine Months Ended November 30, 2017 (in millions)
Operating income (loss)	$(258)	$300
Non-GAAP adjustments to operating income
Debentures fair value adjustment	77	225
LLA impairment	—	11
Patent abandonment	—	3
RAP charges	20	52
Software deferred revenue acquired	9	29
Stock compensation expense	12	36
Acquired intangibles amortization	23	72
Business acquisition and integration costs	1	13
Arbitration charges (awards)	132	(683)
Total non-GAAP adjustments to operating income (loss)	274	(242)
Non-GAAP operating income	16	58
Amortization	42	138
Acquired intangibles amortization	(23)	(72)
Adjusted EBITDA	$35	$124
Adjusted revenues (per above)	235	728
Adjusted EBITDA margin	15%	17%

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA and adjusted EBITDA margin for the three and nine months ended November 30, 2016 are reflected in the table below:

	For the Three Months Ended November 30, 2016 (in millions)	For the Nine Months Ended November 30, 2016 (in millions)
Operating loss	$(114)	$(1,124)
Non-GAAP adjustments to operating loss
LLA impairment	—	501
Write-down of assets held for sale	42	165
Patent abandonment	1	4
Goodwill impairment	—	57
Inventory write-down	—	137
Debentures fair value adjustment	2	40
RAP charges	23	69
CORE program recoveries	(2)	(7)
Software deferred revenue acquired	12	54
Stock compensation expense	15	45
Acquired intangibles amortization	28	84
Business acquisition and integration costs	5	16
Total non-GAAP adjustments to operating loss	126	1,165
Non-GAAP operating income	12	41
Amortization	53	182
Acquired intangibles amortization	(28)	(84)
Adjusted EBITDA	$37	$139
Adjusted revenue (per above)	301	1,077
Adjusted EBITDA margin	12%	13%
The Company also reported free cash flow as described in “Third Quarter Fiscal 2018 Summary Results of Operations - Free Cash Flow”, below.
Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of those noted below.
In October 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-16 on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted, and the Company chose to early adopt this guidance in the first quarter of fiscal 2018. As a result of the adoption of ASU 2016-16, the Company recognized approximately $5 million in tax expense on past intra-entity transfers that had previously been deferred, through a cumulative adjustment to retained earnings in the first quarter of fiscal 2018.
Recently Issued Accounting Pronouncements
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard (“ASC 606”). The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures. The Company plans to adopt the new revenue recognition standard utilizing the modified retrospective approach, which will result in a cumulative transition adjustment in the first quarter of fiscal 2019,

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

which is expected to be material. The Company has established a cross-functional coordinated team to conduct the implementation of the revenue recognition standard. This team is responsible for identifying and implementing the appropriate changes to the Company’s business processes, systems and controls surrounding the adoption of ASC606 in order to support the relevant recognition and disclosure changes, and the Company is currently completing its assessment of the impact of adoption.
In May 2017, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.
In August 2017, the FASB issued a new accounting standard on the topic of derivatives and hedging. The amendments in this update expand and refine the designation and measurement guidance for qualifying hedging relationships and the presentation of those hedge results. The guidance is effective for interim and annual periods beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2020 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.
Third Quarter Fiscal 2018 Summary Results of Operations
The following table sets forth certain unaudited consolidated statements of operations data for the quarter ended November 30, 2017 compared to the quarter ended November 30, 2016 under U.S. GAAP.

	For the Three Months Ended (in millions, except for share and per share amounts)
	November 30, 2017		November 30, 2016		Change
Revenue (1)(2)	$226	100.0%	$289	100.0%	$(63)
Gross margin (1)(2)	168	74.3%	193	66.8%	(25)
Operating expenses (1)(2)	426	188.5%	307	106.2%	119
Income (loss) before income taxes	(275)	(121.7%)	(118)	(40.8%)	(157)
Provision for (recovery of) income taxes	—	—%	(1)	(0.3%)	1
Net income (loss)	$(275)	(121.7%)	$(117)	(40.5%)	$(158)

Earnings (loss) per share - reported
Basic	$(0.52)		$(0.22)		$(0.30)
Diluted (3)	$(0.52)		$(0.22)		$(0.30)

Weighted-average number of shares outstanding (000’s)
Basic	532,496		526,102
Diluted (3)	532,496		526,102

(1)
See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the third quarter of fiscal 2018.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the third quarter of fiscal 2017.

(3)
Diluted loss per share on a U.S. GAAP basis for the third quarter of fiscal 2017 does not include the dilutive effect of the 3.75% Debentures as it would be anti-dilutive. See Note 11 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

Financial Highlights
The Company had approximately $2.52 billion in cash, cash equivalents and investments as of November 30, 2017.
In the third quarter of fiscal 2018, the Company recognized revenues of $226 million and incurred a loss of $275 million, or a basic and diluted loss of $0.52 per share on a U.S. GAAP basis. The Company recognized adjusted revenues of $235 million and adjusted net income of $16 million, or earnings of $0.03 per share on a non-GAAP basis. See also “Non-GAAP Financial Measures”.
Free Cash Flow
Free cash flow is a measure of liquidity calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. For the three months ended November 30, 2017, the Company’s net cash used in operating

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

activities was $4 million and capital expenditures were $5 million, resulting in the Company reporting free cash usage of $9 million.
On September 28, 2017, the Company stated it anticipated generating positive free cash flow for fiscal 2018 before taking into account the net impact of the Qualcomm arbitration award and costs related to restructuring and transition from the hardware business. The Company now anticipates that it will generate positive free cash flow for fiscal 2018 before taking into account the net impact of the Qualcomm arbitration, Nokia arbitration and costs related to restructuring and transition from the hardware business.
The Company reported $12 million in free cash flow before taking into account $21 million in restructuring and transition costs and free cash usage of $9 million, as noted above.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 3.75% Debentures; therefore, periodic revaluation has been and continues to be required under U.S. GAAP. The fair value adjustment does not impact the terms of the 3.75% Debentures such as the face value, the redemption features or the conversion price. In the third quarter of fiscal 2018, the Company recorded a non-cash charge associated with the change in the fair value of the 3.75% Debentures of approximately $77 million (pre-tax and after tax) (the “Q3 Fiscal 2018 Debentures Fair Value Adjustment”). For the nine months ended November 30, 2017, the Company recorded a non-cash charge associated with the change in the fair value of the 3.75% Debentures of approximately $225 million (pre-tax and after tax) (the “Fiscal 2018 Debentures Fair Value Adjustment”).
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the three and nine months ended November 30, 2017, the Company incurred approximately $20 million and $52 million, respectively, in total pre-tax charges related to this program.
Results of Operations - Three months ended November 30, 2017 compared to three months ended November 30, 2016
Consolidated Revenue
Consolidated revenue decreased by $63 million to approximately $226 million in the third quarter of fiscal 2018 from $289 million in the third quarter of fiscal 2017. The decrease was primarily due to a decrease of $53 million in handheld devices revenue to $9 million from $62 million and a decrease of $40 million in SAF revenues to $27 million from $67 million, net of a $10 million increase in enterprise software and services revenues to $97 million from $87 million, and a $20 million increase in licensing, IP and other revenues to $50 million from $30 million. See “Results of Operations - Three months ended November 30, 2017 compared to three months ended November 30, 2016 - Revenue - Revenue by Product and Service” below.
The decrease in handheld devices revenues of $53 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company.
The $40 million decrease in SAF, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users, lower revenue from those users and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the third quarter of fiscal 2017.
The increase in licensing, IP and other revenues of $20 million was primarily due to higher IP revenue as a result of the Company’s arrangement with Teletry as discussed above in “Business Overview”, partially offset by a decline in mobility solutions revenue due to engineering services revenue recognized in the third quarter of fiscal 2017 that did not recur in the third quarter of fiscal 2018. The Company expects to reach $100 million in IP revenue in fiscal 2018.
The increase in enterprise software and services revenue of $10 million, was due to new customers and expanded business to existing customers across the Company’s enterprise product offerings including UEM, AtHoc and Secusmart.
The Company’s total software, licensing and services revenue, excluding IP and professional services, was approximately 75% recurring (subscription based) in the third quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company expects total non-GAAP revenue for fiscal 2018 to be between $920 million and $950 million.
The Company expects enterprise software and services, BTS, and licensing, IP and other revenues to grow by 10% to 15% on a non-GAAP basis in fiscal 2018.
The Company generated billings growth year-over-year of approximately 20% in enterprise software and services in the third quarter of fiscal 2018 compared to the third quarter of fiscal 2017. The Company expects to continue to generate double-digit billings growth year-over-year for the remainder of fiscal 2018.
Consolidated Gross Margin
Consolidated gross margin decreased by $25 million to approximately $168 million, or 74.3% of consolidated revenues in the third quarter of fiscal 2018 from $193 million, or 66.8% of consolidated revenues in the third quarter of fiscal 2017. The decrease was primarily due to a decrease in gross margin associated with handheld devices and SAF, partially offset by increases in gross margin associated with licensing, IP and other, and enterprise software and services.
The decreases in handheld devices gross margin were primarily due to the reasons discussed above in “Consolidated Revenue”. The increase in gross margin associated with licensing, IP and other and enterprise software and services is primarily due to the reasons discussed above in “Consolidated Revenue”. The decrease in gross margin associated with SAF is primarily due to the decline in SAF revenues discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF were consistent in the third quarter of fiscal 2018 and the third quarter of fiscal 2017.
The Company expects non-GAAP gross margins to be approximately 74% for fiscal 2018.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions on a U.S. GAAP basis are set forth in the following table:

	For the Three Months Ended (in millions)
	November 30, 2017		November 30, 2016		Change
Revenue by Geography
North America	$133	58.8%	$146	50.5%	$(13)	(8.9)%
Europe, Middle East and Africa	69	30.5%	99	34.3%	(30)	(30.3)%
Latin America	3	1.3%	7	2.4%	(4)	(57.1)%
Asia Pacific	21	9.3%	37	12.8%	(16)	(43.2)%
	$226	100.0%	$289	100.0%	$(63)	(21.8)%
North America Revenues
Revenues in North America were $133 million, or 58.8% of revenue, in the third quarter of fiscal 2018, reflecting a decrease of $13 million compared to $146 million, or 50.5% of revenue, in the third quarter of fiscal 2017. The decrease in revenues is primarily due to a decrease in handheld devices and a decrease in SAF revenues, partially offset by increases in licensing, IP and other revenues and enterprise software and services due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $69 million or 30.5% of revenue in the third quarter of fiscal 2018, reflecting a decrease of $30 million compared to $99 million or 34.3% of revenue in the third quarter of fiscal 2017. The decrease in revenues is primarily due to a decrease in handheld device revenues and SAF revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by growth in enterprise software and services revenue due to an increase in both the number of new customers as well as expansion of services to those customers.
Latin America Revenues
Revenues in Latin America were $3 million or 1.3% of revenue in the third quarter of fiscal 2018, reflecting a decrease of $4 million compared to $7 million or 2.4% of revenue in the third quarter of fiscal 2017. The decrease in revenues is primarily due to a decline in SAF revenues due to the reasons discussed above in “Consolidated Revenue”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asia Pacific Revenues
Revenues in Asia Pacific were $21 million or 9.3% of revenue in the third quarter of fiscal 2018, reflecting a decrease of $16 million compared to $37 million or 12.8% of revenue in the third quarter of fiscal 2017. The decrease in revenue is due to a decline in SAF and handheld device revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by increases in licensing, IP and other revenues due to the Company’s secure device licensing arrangements.
Revenue by Product and Service
Comparative breakdowns of revenues by product and service on a non-GAAP basis are set forth below.

	For the Three Months Ended (in millions)
	November 30, 2017		November 30, 2016		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$106	45.1%	$99	32.9%	$7	7.1%
BTS	43	18.3%	$43	14.3%	—	—%
Licensing, IP and other	50	21.3%	30	10.0%	20	66.7%
Handheld devices	9	3.8%	62	20.6%	(53)	(85.5)%
SAF	27	11.5%	67	22.2%	(40)	(59.7)%
	$235	100.0%	$301	100.0%	$(66)	(21.9)%

(1)	See “Non-GAAP Financial Measures” for the relevant Q3 Fiscal 2018 Non-GAAP Adjustments made to enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Q3 Fiscal 2017 Non-GAAP Adjustments made to enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue includes revenues from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry UEM, BlackBerry Workspaces and BBM Enterprise, among other products and applications, as well as revenues from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its Secusmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Services.
Enterprise software and services revenue was $106 million, or 45.1% of revenue, in the third quarter of fiscal 2018, an increase of $7 million compared to revenue of $99 million, or 32.9% of revenue, in the third quarter of fiscal 2017. Enterprise software and services revenue increased due to the reasons described above in “Consolidated Revenue”, partially offset by a lower software revenue deferred adjustment.
Excluding the deferred software revenue acquired adjustment described under “Non-GAAP Financial Measures”, U.S. GAAP enterprise software and services revenue was $97 million, or 42.9% of revenue, in the third quarter of fiscal 2018, compared to $87 million, or 30.1% of revenue, in the third quarter of fiscal 2017, representing an increase of $10 million, or 11.5%, due to the reasons described above in “Consolidated Revenue”.
BTS
BTS includes revenues from the Company’s QNX CAR Platform and Neutrino Operating System, as well as revenues from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
BTS revenue was consistent at $43 million, or 18.3% of revenue, in the third quarter of fiscal 2018, compared to $43 million, or 14.3% of revenue, in the third quarter of fiscal 2017. The percentage of total revenue increased as a result of the decline in handheld device and SAF revenues.
Licensing, IP and Other
Licensing, IP and other revenues includes revenues from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales, the Company’s Intellectual Property and Licensing business, and from its BBM Consumer licensing arrangement.
Licensing, IP and other revenues were $50 million, or 21.3% of revenue, in the third quarter of fiscal 2018, compared to $30

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

million, or 10.0% of revenue, in the third quarter of fiscal 2017, representing an increase of $20 million, or 66.7%. The $20 million increase was due to the reason discussed above under “Consolidated Revenue”.
Handheld Devices
Handheld devices includes revenues from the sale of the Company’s remaining inventory of legacy smartphones and smartphone accessories, as well as non-warranty repair services. Handheld device revenues were $9 million, or 3.8% of revenue, in the third quarter of fiscal 2018, compared to $62 million, or 20.6% of revenue, in the third quarter of fiscal 2017, representing a decrease of $53 million, or 85.5%. The $53 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
On September 28, 2017 the Company stated its expectation that handheld devices revenue in the third quarter of fiscal 2018 and beyond would be between $0 million and $5 million, consisting primarily of the recognition of revenue on previously sold devices upon sell-through to end customers. Handheld revenue was higher than expectations in the third quarter of fiscal 2018 due to the Company selling through its legacy inventory faster than expected and higher than expected ASPs on that inventory. The Company expects nominal revenue from sale of handheld devices in the future.
Service Access Fees
SAF revenue decreased by $40 million, or 59.7%, to $27 million, or 11.5% of revenue, in the third quarter of fiscal 2018, compared to $67 million, or 22.2% of revenue, in the third quarter of fiscal 2017. The decrease was due to the reasons discussed above in “Consolidated Revenue”.
On September 28, 2017, the Company stated its expectation that SAF revenue in the third quarter of fiscal 2018 would be approximately $20 million. SAF revenue was higher than expectations primarily due to payments received from SAF customers for which revenue is recognized on a cash basis due to collectability. The Company expects SAF revenue of approximately $16 million in the fourth quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended November 30, 2017, compared to the quarter ended August 31, 2017 and the quarter ended November 30, 2016. The Company believes it is meaningful to also provide a comparison between the third quarter of fiscal 2018 and the second quarter of fiscal 2018 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	November 30, 2017		August 31, 2017		November 30, 2016
		% of Revenue		% of Revenue		% of Revenue
Revenue	$226		$238		$289
Operating expenses
Research and development (1)(2)(3)	$60	26.5%	$60	25.2%	$75	26.0%
Selling, marketing and administration (1)(2)(3)	118	52.2%	110	46.2%	141	48.8%
Amortization (1)(2)(3)	37	16.4%	39	16.4%	43	14.9%
Impairment of long-lived assets (3)	—	—%	11	4.6%	—	—%
Loss on sale, disposal and abandonment of long-lived assets (1)(2)(3)	2	0.9%	3	1.3%	46	15.9%
Debentures fair value adjustment (1)(2)(3)	77	34.1%	(70)	(29.4)%	2	0.7%
Arbitration charges (1)	132	58.4%	—	—%	—	—%
Total	$426	188.5%	$153	64.3%	$307	106.3%

(1)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2018 Non-GAAP Adjustments on adjusted operating expenditures in the third quarter of fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2017 Non-GAAP Adjustments on adjusted operating expenditures in the third quarter of fiscal 2017.

(3)
In the second quarter of fiscal 2018, the Company recognized non-cash income associated with a change in the fair value of the 3.75% Debentures of approximately $70 million (the “Q2 Fiscal 2018 Debentures Fair Value Adjustment”), a long-lived asset impairment charge of $11 million, selective patent abandonment of $2 million, RAP charges of approximately $1 million and $12 million in research and development and selling, marketing and administration expenses, respectively, stock compensation expense of $3 million and $8 million in research and development and selling, marketing and administration expenses, respectively, acquired intangibles amortization of $24 million, and $1 million in business acquisition and integration costs in selling, marketing and administration expenses (collectively the “Q2 Fiscal 2018 Non-GAAP Adjustments”).

Operating expenses increased by $273 million, or 178.4%, to $426 million, or 188.5% of revenue, in the third quarter of fiscal 2018, compared to $153 million, or 64.3% of revenue, in the second quarter of fiscal 2018. The increase was primarily attributable to the difference between the Q3 Fiscal 2018 Debentures Fair Value Adjustment and Q2 Fiscal 2018 Debentures Fair Value Adjustment, and the Nokia arbitration decision, partially offset by the Fiscal 2018 LLA Impairment recorded in the second quarter of fiscal 2018 which did not recur.
Excluding the impact of the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q2 Fiscal 2018 Non-GAAP Adjustments, operating expenses increased by $3 million. The increase was primarily attributable to increased sales and marketing expenses, outsourcing and consulting expenses and facilities expenses, partially offset by a reduction in salaries and benefits and favourable foreign currency translation.
Operating expenses increased by $119 million, or 38.8%, to $426 million or 188.5% of revenue in the third quarter of fiscal 2018, compared to approximately $307 million or 106.3% of revenue in the third quarter of fiscal 2017. The increase was primarily attributable to the Nokia arbitration result, the difference between the Q3 Fiscal 2018 Debentures Fair Value Adjustment and the Q3 Fiscal 2017 Debentures Fair Value Adjustment, partially offset by the write down of assets held for sale in the third quarter of fiscal 2017, and a reduction in salaries and benefits, infrastructure costs, amortization expense, and a favourable foreign currency translation.
Excluding the impact of the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $34 million. The decrease was primarily attributable to a decrease in salaries and benefits, a decrease in infrastructure costs, favourable foreign currency translation, and reduced legal expenses.
The Company expects operating expenses to increase modestly in the fourth quarter of fiscal 2018 compared to the third quarter of fiscal 2018 due to increased investment in sales and marketing.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development expenses decreased by $15 million, or 20.0%, to $60 million in the third quarter of fiscal 2018, compared to $75 million in the third quarter of fiscal 2017. Excluding the impact of the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, research and development expenses decreased by $16 million. The decrease was primarily attributable to reduced salaries and benefits costs, primarily associated with a decline in hardware development engineering staff, and a decrease in infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $23 million, or 16.3%, to $118 million in the third quarter of fiscal 2018 compared to $141 million in the third quarter of fiscal 2017. Excluding the impact of the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $16 million. The decrease was primarily attributable to reduced facilities costs, legal costs, a reduction in marketing expenditures, and a decrease in salaries and benefits.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the third quarter of fiscal 2018 compared to the third quarter of fiscal 2017. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	November 30, 2017	November 30, 2016	Change	November 30, 2017	November 30, 2016	Change
Property, plant and equipment	$3	$6	$(3)	$5	$10	$(5)
Intangible assets	34	37	(3)	—	—	—
Total	$37	$43	$(6)	$5	$10	$(5)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $6 million to $37 million for the third quarter of fiscal 2018, compared to $43 million for the third quarter of fiscal 2017. The decrease in amortization expense reflects the held for sale classification of data centers midway through the second quarter of fiscal 2017 and the subsequent sale thereof in the fourth quarter of fiscal 2017, and the full depreciation of assets.
Excluding the impact of the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, amortization decreased by $1 million.
Cost of Sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s repair operations and BlackBerry service operations decreased by $5 million to $5 million for the third quarter of fiscal 2018, compared to $10 million for third quarter of fiscal 2017. The decrease primarily reflects the held for sale classification of data centers midway through the second quarter of fiscal 2017 and the subsequent sale thereof in the fourth quarter of fiscal 2017 and the full depreciation of assets.
Investment Income (Loss)
Investment loss, which includes the interest expense from the 3.75% Debentures, increased by $13 million to $17 million in investment loss in the third quarter of fiscal 2018 from an investment loss of $4 million in the third quarter of fiscal 2017. The increased investment loss was due to interest on the Nokia arbitration result, partially offset by a higher yield on the Company’s average cash and investment balances.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes
For the third quarter of fiscal 2018, the Company’s net effective income tax expense rate was approximately 0%, compared to a net effective income tax expense rate of approximately 0% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the 3.75% Debentures and the impact of the Qualcomm arbitration award, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the third quarter of fiscal 2018 was $275 million, reflecting an increase in net loss of $158 million, compared to a net loss of $117 million in the third quarter of fiscal 2017, primarily due to the Nokia arbitration result and the negative fair value adjustment on the 3.75% Debentures in the third quarter of fiscal 2018 compared to the third quarter of fiscal 2017, partially offset by the absence of the write-down to fair value for the data center assets held for sale in the third quarter of fiscal 2017 and lower operating expenses. After giving effect to the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, the Company’s non-GAAP net income was $16 million for the third quarter of fiscal 2018 compared to a non-GAAP net income of $9 million for the third quarter of fiscal 2017, reflecting an increase in non-GAAP net income of $7 million primarily due to a reduction in operating expenditures partially offset by a decrease in gross margin, as described above in “Operating Expenses” and “Consolidated Gross Margin”.
For the third quarter of fiscal 2018, basic earnings and diluted loss per share was $0.52, compared to a basic and diluted loss per share of $0.22 for the same period in the prior fiscal year. The Company expects positive adjusted EBITDA for fiscal 2018 and positive non-GAAP earnings per share for fiscal 2018.
The weighted average number of shares outstanding was approximately 532 million common shares for basic and diluted loss per share for the three months ended November 30, 2017, and approximately 526 million common shares for basic and diluted loss per share for the three months ended November 30, 2016.
Common Shares Outstanding
On December 18, 2017, there were 536 million common shares, options to purchase 1 million common shares, 15 million restricted share units and 0.6 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 9 to the Consolidated Financial Statements.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Nine months ended November 30, 2017 compared to nine months ended November 30, 2016
The following table sets forth certain unaudited consolidated statements of operations data as at November 30, 2017 and November 30, 2016 under U.S. GAAP.

	For the Nine Months Ended (in millions, except for share and per share amounts)
	November 30, 2017		November 30, 2016		Change
Revenue (1)(2)	$699	100.0%	$1,023	100.0%	$(324)
Gross margin (1)(2)	493	70.5%	445	43.5%	48
Operating expenses (1)(2)	193	27.6%	1,569	153.4%	(1,376)
Income (loss) before income taxes	420	60.1%	(1,159)	(113.3%)	1,579
Provision for income taxes	5	0.7%	—	—%	5
Net income (loss)	$415	60.0%	$(1,159)	(114.0%)	$1,574

Earnings (loss) per share - reported
Basic	$0.78		$(2.21)		$2.99
Diluted	$0.76		$(2.21)		$2.97

Weighted-average number of shares outstanding (000’s)
Basic	531,651		523,601
Diluted	548,514		523,601

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2017.
Consolidated Revenue
Consolidated revenue decreased by $324 million to approximately $699 million in the first nine months of fiscal 2018 from $1,023 million in the first nine months of fiscal 2017. The decrease was primarily due to a decrease of $257 million in handheld devices revenue to $62 million from $319 million and a decrease of $162 million in SAF revenues to $102 million from $264 million, net of increases in enterprise software and services, BTS, and licensing, IP and other revenues.
The decrease in handheld devices revenues of $257 million was primarily attributable to decreased demand, the Company’s aging product portfolio, and the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company.
The $162 million decrease in SAF revenues, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users, lower revenue from those users and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the first nine months of fiscal 2017.
Consolidated Gross Margin
Consolidated gross margin increased by $48 million to approximately $493 million in the first nine months of fiscal 2018 from $445 million in the first nine months of fiscal 2017. The increase was primarily due to the increase in gross margin associated with handheld devices and licensing, IP and other and enterprise software and services, partially offset by declines in SAF.
The increase in margin associated with handheld devices was primarily attributable to the $137 million write-down on inventory taken during the first nine months of fiscal 2017 which did not recur during the first nine months of fiscal 2018 (see “Non-GAAP Financial Measures” above), offset by the changes described above in “Consolidated Revenue”. The increase in gross margin from licensing, IP and other revenues was primarily due to the meeting of revenue recognition criteria for a previously signed intellectual property arrangement during the first nine months of fiscal 2018, the Company’s patent licensing agreement with Teletry as described above in “Business Overview”, and revenue from the Company’s mobility licensing software arrangements. The increase in gross margin from enterprise software and services was primarily due to growth in the business from new customers and expanded services to existing customers. The decrease in gross margin associated with SAF

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

was primarily attributable to the same reasons as discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF revenues were consistent in the first nine months of fiscal 2018 and the first nine months of fiscal 2017.
Revenue
Revenue by Product and Service
Comparative breakdowns of revenues by product and service on a non-GAAP basis are set forth below.

	For the Nine Months Ended (in millions)
	November 30, 2017		November 30, 2016		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$309	42.4%	$308	28.6%	$1	0.3%
BTS	117	16.1%	115	10.7%	2	1.7%
Licensing, IP and other	138	19.0%	71	6.6%	67	94.4%
Handheld devices	62	8.5%	319	29.6%	(257)	(80.6)%
SAF	102	14.0%	264	24.5%	(162)	(61.4)%
	$728	100.0%	$1,077	100.0%	$(349)	(32.4)%

(1)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2018 Non-GAAP Adjustments made to enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2017 Non-GAAP Adjustments made to enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue increased by $1 million, or 0.3%, to $309 million, or 42.4% of revenues, in the first nine months of fiscal 2018, compared to $308 million, or 28.6% of revenues, in the first nine months of fiscal 2017.
The $1 million increase in enterprise software and services revenue was primarily attributable to increases in new business, partially offset by a decrease of $25 million in the non-GAAP adjustment of deferred software revenue acquired to $29 million in the first nine months of fiscal 2018 versus $54 million in the first nine months of fiscal 2017.
Excluding the deferred software revenue acquired adjustment, enterprise software and services revenue was $280 million, or 40.1% of revenue in the first nine months of fiscal 2018, compared to $254 million, or 24.8% of revenue, in the first nine months of fiscal 2017, representing an increase of $26 million, or 10.2%.
BTS
BTS revenue increased by $2 million, or 1.7%, to 117 million, or 16.1% of revenues, in the first nine months of fiscal 2018, compared to 115 million, or 10.7% of revenue, in the first nine months of fiscal 2017.
Licensing, IP and Other
Licensing, IP and other revenues increased by $67 million, or 94.4%, to $138 million, or 19.0% of revenues in the first nine months of fiscal 2018, compared to $71 million, or 6.6% of revenue, in the first nine months of fiscal 2017. The $67 million increase was primarily due to the meeting of revenue recognition criteria for a previously signed intellectual property arrangement during the first nine months of fiscal 2018, revenue from the Company’s mobility licensing software arrangements, and the Company’s patent licensing agreement with Teletry as described above in “Business Overview”.
Handheld Devices
Handheld devices revenue was $62 million, or 8.5% of revenues, in the first nine months of fiscal 2018 compared to $319 million, or 29.6% of revenues, in the first nine months of fiscal 2017, representing a decrease of $257 million, or 80.6%. The $257 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
Service Access Fees
SAF revenue decreased by $162 million, or 61.4%, to $102 million, or 14.0% of revenues, in the first nine months of fiscal 2018, compared to $264 million, or 24.5% of revenues, in the first nine months of fiscal 2017.
The decrease in SAF revenue is primarily due to the reasons discussed above in “Consolidated Revenue”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the nine months ended November 30, 2017, compared to the nine months ended November 30, 2016.

	For the Nine Months Ended
	(in millions)
	November 30, 2017		November 30, 2016		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$699		$1,023		$(324)	(31.7%)
Operating expenses
Research and development (1)(2)	$181	25.9%	$249	24.3%	$(68)	(27.3)%
Selling, marketing and administration (1)(2)	337	48.2%	411	40.2%	(74)	(18.0)%
Amortization	116	16.6%	141	13.8%	(25)	(17.7)%
Impairment of goodwill (1)	—	—%	57	5.6%	(57)	(100.0)%
Impairment of long-lived assets (1)	11	1.6%	501	49.0%	(490)	(97.8)%
Loss on sale, disposal and abandonment of long-lived assets (1)(2)	6	0.9%	170	16.6%	(164)	(96.5)%
Debentures fair value adjustment (1)	225	32.2%	40	3.9%	185	462.5%
Arbitration awards, net (3)	(683)	(97.7)%	—	—%	(683)	—%
Total	$193	27.7%	$1,569	153.4%	$(1,376)	(87.7)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on adjusted operating expenditures in fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on adjusted operating expenditures in fiscal 2017.

(3)	See “Business Overview - Qualcomm Arbitration Award” and “Business Overview - Nokia Arbitration Decision”
Operating expenses decreased by $1.38 billion, or 87.7%, to $193 million or 27.7% of revenue in the first nine months of fiscal 2018, compared to approximately $1.57 billion or 153.4% of revenue in the first nine months of fiscal 2017. The decrease was primarily attributable to the Qualcomm arbitration award, a decrease in impairment of long-lived assets due to the lower amount of the Fiscal 2018 LLA Impairment Charge versus the Fiscal 2017 LLA Impairment Charge, a lower amount of loss on sale, disposal and abandonment of long lived assets due to the write-down to fair value for assets held for sale in the first nine months of fiscal 2017, reduced salaries and benefits costs and a decrease in amortization expense, partially offset by an increase in the Debentures fair value adjustment and the Nokia arbitration result. Excluding the impact of the relevant Q3 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $139 million due to the reasons discussed below in “Research and Development Expenses”, “Selling, Marketing and Administrative Expenses” and “Amortization Expense”.
Research and Development Expenses
Research and development expenses decreased by $68 million to $181 million, or 25.9% of revenue, in the first nine months of fiscal 2018, compared to $249 million, or 24.3% of revenue, in the first nine months of fiscal 2017. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, research and development expenses decreased by $69 million. The decrease is primarily attributable to reduced salaries and benefits costs, as well as reductions in research costs related to handheld devices and outsourcing costs compared to the first nine months of fiscal 2017.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $74 million to $337 million for the first nine months of fiscal 2018 compared to approximately $411 million for the comparable period in fiscal 2017. As a percentage of revenue, selling, marketing and administration expenses increased to 48.2% in the first nine months of fiscal 2018 as compared to 40.2% in the first nine months of fiscal 2017. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, selling marketing and administration expenses decreased by $59 million. The decrease is primarily attributable to reduced salaries and benefits costs, a decrease in legal costs, and reduced marketing and advertising costs compared to the first nine months of fiscal 2017.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the nine months ended November 30, 2017 compared to the nine months ended November 30, 2016. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Nine Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	November 30, 2017	November 30, 2016	Change	November 30, 2017	November 30, 2016	Change
Property, plant and equipment	$13	$26	$(13)	$16	$34	$(18)
Intangible assets	103	115	(12)	6	7	(1)
Total	$116	$141	$(25)	$22	$41	$(19)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $25 million to $116 million in the first nine months of fiscal 2018 compared to $141 million for the comparable period in fiscal 2017. The decrease in amortization expense reflects the sale of data centers during the fourth quarter of fiscal 2017 and certain assets becoming fully depreciated.
Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, amortization decreased by $13 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s service operations decreased by $19 million to $22 million in the first nine months of fiscal 2018 compared to $41 million for the comparable period in fiscal 2017. This decrease primarily reflects the lower cost base of assets as a result of the Fiscal 2017 and Fiscal 2018 LLA impairment charges and patent abandonments during fiscal 2017 and fiscal 2018.
Investment Income (loss)
Investment income (loss), which includes the interest expense from the Debentures, increased by $155 million to $120 million in investment income in the first nine months of fiscal 2018, from an investment loss of $35 million in the comparable period of fiscal 2017. The increase is primarily attributable to the interest received from the Qualcomm arbitration partially offset by interest payable in respect of the Nokia arbitration, the lower rate of interest on the 3.75% Debentures in the first nine months of fiscal 2018 versus the combination of the 3.75% Debentures and 6% Debentures in the nine months of fiscal 2017 and the absence of an other-than-temporary impairment which was present in the nine months of fiscal 2017. See “Financial Condition – Liquidity and Capital Resources”.
Income Taxes
For the first nine months of fiscal 2018, the Company’s net effective income tax expense rate was approximately 1%, compared to a net effective income tax expense rate of approximately 0% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the impairment charges and the change in fair value of the Debentures and the impact of the Qualcomm arbitration award, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net income for the first nine months of fiscal 2018 was $415 million, reflecting an increase in net income of $1.57 billion compared to net loss of approximately $1.16 billion in the first nine months of fiscal 2017, primarily due to the net impact of the Qualcomm and Nokia arbitrations, the lower amount of the Fiscal 2018 LLA Impairment Charge versus the Fiscal 2017 LLA Impairment charge, the absence of the Goodwill Impairment Charge and the absence of the write-down to fair value for the data center assets held for sale in the first nine months of fiscal 2017. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, the Company’s non-GAAP net income for the first nine months of fiscal 2018 was $51 million compared to non-GAAP net income of $6 million for the first nine months of fiscal 2017, reflecting an increase in net income of $45 million primarily due to higher licensing, IP and other margin, the lower rate of interest and principal amount of the 3.75% Debentures in the first nine months of fiscal 2018 than the combination of the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.75% Debentures and 6% Debentures in the first nine months of fiscal 2017, the absence of an other-than-temporary impairment present in the first nine months of fiscal 2017 and a reduction in operating expenditures, partially offset by decreases in handheld devices and SAF margins.
Basic and diluted earnings per share were $0.78 and $0.76, respectively, in the first nine months of fiscal 2018, compared to a basic and diluted loss per share of $2.21 in the first nine months of fiscal 2017, due to the reasons noted above.
The weighted average number of shares outstanding was approximately 532 million common shares for basic earnings (loss) per share and 549 million for diluted earnings (loss) per share for the nine months ended November 30, 2017, and approximately 524 million common shares for basic and diluted earnings (loss) per share for the nine months ended November 30, 2016.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 30, 2017. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2018			Fiscal Year 2017				Fiscal Year 2016
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$226	$238	$235	$286	$289	$334	$400	$464
Gross margin	168	175	150	172	193	98	154	210
Operating expenses	426	153	(386)	229	307	453	809	451
Income (loss) before income taxes	(275)	23	672	(49)	(118)	(371)	(670)	(256)
Provision for (recovery of) income taxes	—	4	1	(2)	(1)	1	—	(18)
Net income (loss)	$(275)	$19	$671	$(47)	$(117)	$(372)	$(670)	$(238)

Earnings (loss) per share
Basic earnings (loss) per share	$(0.52)	$0.04	$1.26	$(0.09)	$(0.22)	$(0.71)	$(1.28)	$(0.45)
Diluted earnings (loss) per share	$(0.52)	$(0.07)	$1.23	$(0.10)	$(0.22)	$(0.71)	$(1.28)	$(0.45)
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $825 million to approximately $2.52 billion as at November 30, 2017 from approximately $1.70 billion as at February 28, 2017, primarily as a result of the Qualcomm arbitration award and changes in working capital, partially offset by net losses before amortization. The cash impact of the Nokia arbitration decision will be reflected in the fourth quarter of fiscal 2018. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at November 30, 2017.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	November 30, 2017	February 28, 2017	Change
Cash and cash equivalents	$529	$734	$(205)
Restricted cash and cash equivalents	45	51	(6)
Short-term investments	1,894	644	1,250
Long-term investments	55	269	(214)
Cash, cash equivalents, and investments	$2,523	$1,698	$825

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	November 30, 2017	February 28, 2017	Change
Current assets	$2,681	$1,717	$964
Current liabilities	629	639	(10)
Working capital	$2,052	$1,078	$974
Current Assets
The increase in current assets of $964 million at the end of the third quarter of fiscal 2018 from the end of the fourth quarter of fiscal 2017 was primarily due to an increase in short-term investments of $1,250 million, partially offset by decreases in cash and cash equivalents of $205 million, accounts receivable of $36 million and inventories of $23 million.
At November 30, 2017, accounts receivable was $164 million, a decrease of $36 million from February 28, 2017. The decrease reflects the lower revenues recognized over the nine months ended November 30, 2017, partially offset by an increase in days sales outstanding to 66 days at the end of the third quarter of fiscal 2018 from 65 days at the end of the fourth quarter of fiscal 2017.
At November 30, 2017, income taxes receivable was $22 million, a decrease of $9 million from February 28, 2017. The decrease in income taxes receivable was due to the adoption of ASU 2016-16 as described above in “Accounting Policies and Critical Accounting Estimates” and the receipt of income tax refunds in certain jurisdictions.
At November 30, 2017, inventories were $3 million, a decrease of $23 million from February 28, 2017. The decrease in inventories was primarily due to the sale of handheld devices.
At November 30, 2017, other current assets were $36 million, a decrease of $19 million from February 28, 2017. The decrease in other current assets was primarily due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue.
Current Liabilities
The decrease in current liabilities of $10 million at the end of the third quarter of fiscal 2018 from the end of the fourth quarter of fiscal 2017 was primarily due to a decrease in accounts payable of $65 million and a decrease in deferred revenue of $49 million offset by an increase in accrued liabilities of $99 million. As at November 30, 2017, deferred revenue was $190 million, reflecting a decrease of $49 million from February 28, 2017, which was primarily attributable to the recognition of handheld devices sold through to end users, the recognition of unspecified performance upgrades on previously sold handheld devices, the recognition of revenue associated with certain prepaid SAF arrangements and the recognition of legacy perpetual software arrangements. Accrued liabilities were $357 million, reflecting an increase of $99 million from February 28, 2017, which was primarily attributable to the Nokia arbitration result discussed in “Business Overview”, partially offset by decreases in accrued royalties, accrued warranty liabilities, and restructuring and manufacturing accruals compared to the fourth quarter of fiscal 2017.
Cash flows for the nine months ended November 30, 2017 compared to the nine months ended November 30, 2016 were as follows:

	For the Nine Months Ended
	(in millions)
	November 30, 2017	November 30, 2016	Change
Net cash flows provided by (used in):
Operating activities	$866	$(242)	$1,108
Investing activities	(1,069)	837	(1,906)
Financing activities	(5)	(721)	716
Effect of foreign exchange on cash and cash equivalents	3	(1)	4
Net increase (decrease) in cash and cash equivalents	$(205)	$(127)	$(78)

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities
The increase in net cash flows provided by operating activities of $1,108 million for the first nine months of fiscal 2018 primarily reflects the Qualcomm Arbitration Award.
Investing Activities
During the nine months ended November 30, 2017, cash flows used in investing activities were $1,069 million and included cash used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $1,039 million, intangible asset additions of $22 million, and acquisitions of property, plant and equipment of $11 million. For the same period in the prior fiscal year, cash flows provided by investing activities were $837 million and included cash provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $870 million, offset by intangible asset additions of $28 million and acquisitions of property, plant and equipment of $14 million.
Financing Activities
The decrease in cash flows used in financing activities was $716 million for the first nine months of fiscal 2018 and was primarily a result of the payment of contingent consideration from business acquisitions and repurchases of the 6% Debentures during the nine months ended November 30, 2016 that did not recur during the nine months ended November 30, 2017, partially offset by common share repurchases under the normal course issuer bid discussed under “Business Overview - Normal Course Issuer Bid” above.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $331 million as at November 30, 2017, including future interest payments of $67 million on the 3.75% Debentures and operating lease obligations of $138 million. The remaining balance consists of purchase orders for goods and services utilized in the operations of the Company. Total aggregate contractual obligations as at November 30, 2017 decreased by $67 million as compared to the February 28, 2017 balance of approximately $398 million, which was attributable to decreases in operating lease obligations, interest payments on the Debentures, and purchase orders for goods and services used in operations.
Debenture Financing and Other Funding Sources
See Note 9 to the Consolidated Financial Statements for a description of the Debentures.
The Company had $39 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business as of November 30, 2017. See Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $2.52 billion as at November 30, 2017. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.
As of November 30, 2017, with the exception of an accrual for $10 million in legal costs related to litigation arising out of the Company’s acquisition of Good, and an accrual of $12 million in interest costs relating to the Petition for Correction related to the Nokia Arbitration as described in Note 13 to the Consolidated Financial Statements, there are no claims outstanding for

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. See Note 13 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the third quarter of fiscal 2018 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, euros and British pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries and certain operating costs were incurred primarily in Canadian dollars, but were also incurred in U.S. dollars, euros and British pounds. At November 30, 2017, approximately 10% of cash and cash equivalents, 45% of accounts receivables and 17% of accounts payable were denominated in foreign currencies (February 28, 2017 – 8%, 35% and 23%, respectively). These foreign currencies primarily include the Canadian dollar, euro and British pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 4 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures with a fixed 3.75% interest rate. The fair value of the 3.75% Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the 3.75% Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at November 30, 2017 was $20 million (February 28, 2017 - $12 million). There was one customer that comprised more than 10% of accounts receivable as at November 30, 2017 (February 28, 2017 - one customer that comprised more than 10%). There was one customer that comprised more than 10% of the Company’s revenue in the third quarter of fiscal 2018 (no customer comprised more than 10% of the Company’s revenue in the third quarter of fiscal 2017). During the third quarter of fiscal 2018, the percentage of the Company’s receivable balance that was past due decreased by 0.4% compared to the fourth quarter of fiscal 2017. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity and financial condition.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and, in the case of debt securities, the Company’s ability and intent to hold the investments to maturity. During the nine months ended November 30, 2017 the Company did not record any other-than-temporary impairment charges related to investments (nine months ended November 30, 2016 - $8 million relating to certain cost-based investments)
See Note 4 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting
During the three months ended November 30, 2017, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 30, 2017.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2017 and ended on November 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2017

/S/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, STEVEN CAPELLI, Chief Financial Officer and Chief Operating Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 30, 2017.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2017 and ended on November 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2017

/S/ STEVEN CAPELLI
STEVEN CAPELLI
Chief Financial Officer and Chief Operating Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	December 20, 2017	By:	/S/ STEVEN CAPELLI
Name: Steven Capelli
Title: Chief Financial Officer and Chief Operating Officer